SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2020 Annual Results Announcement

99.2	Proposed Change of Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 25, 2021	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

（Stock Code:00338）

2020 Annual Results Announcement

1.	IMPORTANT MESSAGE

1.1

The Board of Directors (the “Directors” or the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2020 Annual Report of the Company (the “2020 Annual Report”), and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2020 Annual Report, and severally and jointly accept responsibility.

1.2

This annual results announcement is extracted from the full text of the 2020 Annual Report. The Chinese version of the full report is published on the websites of the Shanghai Stock Exchange (“Shanghai Stock Exchange”), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company. For details, investors are advised to read the full text of the 2020 Annual Report.

1.3	Director(s) who has/have not attended the Board meeting for approving the 2020 Annual Report is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy

Guan Zemin	Vice Chairman, Executive Director	Business Engagement	Wu Haijun

Xie Zhenglin	Non-Executive Director	Business Engagement	Wu Haijun

Peng Kun	Non-Executive Director	Business Engagement	Huang Fei

Gao Song	Independent Non-executive Director	Business Engagement	Yang Jun

1.4

The financial statements for the year ended 31 December 2020 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

1.5

In 2020, the net profit attributable to equity shareholders of the Company amounted to RMB628,110 thousand under CAS (net profit of RMB645,072 thousand under IFRS). According to the 2020 profit distribution plan approved by the Board on 24 March 2021, the Board proposed to distribute a dividend of RMB0.1 per share (including tax) (the “Final Dividend”) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2020 profit distribution plan will be implemented subject to approval of the Company’s 2020 annual general meeting (the “AGM”). The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of the Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Tuesday, 20 July 2021 to shareholders whose names appear on the Register of Members of the Company’s H shares at the close of business on Monday, 28 June 2021. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the Register of Members of the Company’s H shares from Wednesday, 23 June 2021 to Monday, 28 June 2021 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 22 June 2021.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

2.	CORPORATE INFORMATION

2.1	Corporate information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:	上海石化
Stock code of A shares:	600688
Place of listing of H shares:	Hong Kong Stock Exchange
Stock abbreviation of H shares:	SHANGHAI PECHEM
Stock code of H shares:	00338
Place of listing of American Depositary Receipts (ADR):	New York Stock Exchange
Code of American Depositary Receipts (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Principal place of business in Hong Kong:	Room 605, Island Place Tower, 510 King’s Road, Hong Kong
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact details

	Secretary to the Board	Securities Affairs Representative
Name	Huang Fei	Yu Guangxian

Address	48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540	48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540

Tel	8621-57943143	8621-57933728

Fax	8621-57940050	8621-57940050

E-mail	huangfei@spc.com.cn	yuguangxian@spc.com.cn

2.3	Introduction of main business or products during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Group is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres. The Group sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Group’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Group is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

3.	ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1	Major accounting data (Prepared under CAS)

			Unit:RMB’ 000
Major accounting data	2020	2019	Increase/decrease compared to the previous year(%)	2018
Revenue	74,705,183	100,346,048	-25.55	107,764,908
Total profit	573,816	2,654,116	-78.38	6,748,976
Net profit attributable to shareholders of the Company	628,110	2,213,716	-71.63	5,277,186
Net profit attributable to shareholders of the Company excluding non-recurring items	493,350	2,073,020	-76.20	5,067,583
Net cash flows generated from operating activities	1,751,217	5,121,209	-65.80	6,695,099

	End of 2020	End of 2019	Increase/decrease compared to the previous year end (%)	End of 2018
Total equity attributable to equity shareholders of the Company	29,218,033	29,885,341	-2.23	30,370,126
Total assets	44,749,173	45,636,128	-1.94	44,539,960

3.2	Major financial indicators (Prepared under CAS)

Major financial indicators	2020	2019	Increase/decrease compared to the previous year (%)	2018
Basic earnings per share (RMB/share)	0.058	0.205	-71.71	0.488
Diluted earnings per share (RMB/share)	0.058	0.205	-71.71	0.488
Basic earnings per share excluding non-recurring items (RMB/share)	0.047	0.192	-75.52	0.468
Return on net assets (weighted average) (%)*	2.127	7.143	Decreased by 5.02 percentage points	16.211
Return on net assets excluding non-recurring items (weighted average) (%)*	1.709	6.726	Decreased by 5.02 percentage points	15.567
Net cash flow per share generated from operating activities (RMB/share)	0.162	0.473	-65.75	0.619

	End of 2020	End of 2019	Increase/decrease compared to the previous year end (%)	End of 2018
Net assets per share attributable to shareholders of the Company (RMB/share)*	2.699	2.761	-2.25	2.806
Gearing ratio (%)	34.401	34.228	Increased by 0.17 percentage points	31.553

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring items (Prepared under CAS)

	Unit: RMB’ 000
Non-recurring items	2020	2019	2018
Gains on disposal of non-current assets	72,296	158,551	172,508
(Losses)/gains on disposal of long-term equity investment	—	-60,951	1,622
Employee reduction expenses	-20,060	-45,394	-34,450
Government grants recognised through profit or loss (excluding government grants pursuant to the State’s unified standard sum and quota closely related to the corporate business)	71,296	79,678	126,329
Income from external entrusted lendings	—	—	11
Net (losses)/gains on settlement of foreign exchange option and forward foreign exchange contracts	-912	-15,316	14,520
Income from structured deposit	132,690	86,848	—
Payments for sale of financial assets at fair value through other comprehensive income other comprehensive income	-9,513	-19,513	—
(Losses)/gains from derivative financial assets and fair value changes of liabilities	-17,871	1,597	—
Other non-revenue and expenses other than those mentioned above	-42,968	-42,322	-55,092
Effect on non-controlling interests (after tax)	1,141	3,515	-7,079
Tax effect for the above items	-51,339	-5,997	-8,766

Total	134,760	140,696	209,603

3.4	Financial information prepared under IFRS (for the past five years)

			Unit: RMB million
Year ended 31 December	2020	2019	2018	2017	2016
Net sales	61,560.9	88,055.7	95,613.5	79,218.3	65,936.5
Profit before income tax	590.8	2,656.1	6,808.1	7,852.9	7,778.3
Profit for the year	656.4	2,227.2	5,336.2	6,154.2	5,981.5
Profit attributable to owners of the Company	645.1	2,215.7	5,336.3	6,143.2	5,968.5
Basic earnings per share (RMB/share)	0.060	0.205	0.493	0.569	0.553
Diluted earnings per share (RMB/share)	0.060	0.205	0.493	0.568	0.552
Basic and diluted earnings per share (RMB/share) (restated)*	N/A	N/A	N/A	N/A	N/A
As at 31 December:
Total equity attributable to owners of the Company	29,198.0	29,863.3	30,346.1	28,230.2	24,722.0
Total assets	44,619.1	45,494.1	44,385.9	39,443.5	33,945.6
Total liabilities	15,284.2	15,500.2	13,923.5	10,927.9	8,942.4

*	After the implementation of capitalisation of the capital reserve in December 2013, the total number of issued shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

*	The first tranche of the Company’s Share Option Incentive Scheme was exercised in August 2017. As a result, the total number of issued shares of the Company increased by 14,176.6 thousand shares.

*	The second tranche of the Company’s Share Option Incentive Scheme was exercised in January 2018. As a result, the total number of issued shares of the Company increased by 9,636.9 thousand shares.

3.5	Major quarterly financial data in 2020 (Prepared under CAS)

			Unit:RMB’ 000
	First Quarter (January to March)	Second Quarter (April to June)	Third Quarter (July to September)	Fourth Quarter (October to December)
Revenue	17,926,384	17,736,968	19,290,616	19,751,215
Net (loss) /profit attributable to shareholders of the Company	-1,202,367	-513,705	1,073,853	1,270,329
Net (loss) /profit attributable to shareholders of the Company excluding non-recurring items	-1,218,292	-569,868	964,783	1,316,727
Net cash flows (used in)/ generated from operating activities	-3,880,619	976,398	789,432	3,866,006

4.	INFORMATION ON SHAREHOLDERS’ SHAREHOLDING AND CONTROL

4.1	Shareholdings of the top ten shareholders as at the end of the Reporting Period

Number of shareholders as at the end of the Reporting Period	87,627
Number of shareholders as at the end of the month immediately preceding the publication date of the annual report	86,305

Shareholding of the top ten shareholders
		Increase/ decrease of shareholding during the Reporting Period (Shares)	Number of shares held at the end of the		Number of shares held with selling	Pledged/Frozen
Full vname of shareholder	Class of shares		Reporting Period (Shares)	Percentage of shareholding(%)	restrictions (Shares)	Status of Shares	Number of Shares	Nature of shareholder
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	-802,717	3,453,881,030	31.91	0	Unknown	—	Overseas legal person
China Securities Finance Corporation Limited	A shares	-8,439,870	315,671,148	2.92	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
HKSCC Limited	A shares	-13,275,420	64,401,715	0.60	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Harvest Fund– Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
China EU Fund– Agricultural Bank of China – China EU CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

Note on connected relationship or acting in concert of the above shareholders:

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

4.2	Diagram of the ownership and controlling relationship among the Company, the controlling shareholder and the de facto controller

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2020, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical	5,460,000,000A shares (L) Shares of legal person	(1)	50.44(L)	74.50(L)	Beneficial owner

The Bank of New York Mellon Corporation	384,086,171 H shares (L) 342,667,600 H shares (S) 40,660,167 H shares (P)	(2)	3.55(L) 3.17(S) 0.38(P)	10.99(L) 9.80(S) 1.16(P)	Interests of controlled corporation

BlackRock, Inc.	178,492,808 H shares (L) 9,998,000 H shares (S)	(3)	1.65(L) 0.09(S)	5.11(L) 0.29(S)	Interests of controlled corporation

Corn Capital Company Limited	211,008,000 H shares (L) 200,020,000 H shares (S)	(4)	1.95(L) 1.85(S)	6.04(L) 5.72(S)	Beneficial owner

Hung Hin Fai	211,008,000 H shares (L) 200,020,000 H shares (S)	(4)	1.95(L) 1.85(S)	6.04(L) 5.72(S)	Interests of controlled corporation

Yardley Finance Limited	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Secured equity holders

Chan Kin Sun	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Interests of controlled corporation

Citigroup Inc.	188,361,622 H shares (L) 6,360,015 H shares (S) 180,044,373 H shares (P)	(6)	1.74(L) 0.06(S) 1.66(P)	5.38(L) 0.18(S) 5.15(P)	Secured equity holders, Interests of controlled corporation, and approved lending agents

Wellington Management Group LLP	283,628,279 H shares (L) 271,892 H shares (S)	(7)	2.62(L) 0.01(S)	8.12(L) 0.01(S)	Investment manager

(L): Long position; (S): Short position; (P): Lending pool

Note:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 31 December 2020. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 384,086,171 H shares (long position) and 342,667,600 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 342,667,600 H shares (short position) are held through physical settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 384,055,971 H shares (long position) and 342,667,600 H shares (short position) are held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 384,055,971 H shares (long position) and 342,667,600 H shares (short position) of the Company held by The Bank of New York Mellon.

(2.2)

All the 30,200 H shares (long position) are held by BNY MELLON, NATIONAL ASSOCIATION. Since BNY MELLON, NATIONAL ASSOCIATION is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 30,200 H shares (long position) of the Company held by BNY MELLON, NATIONAL ASSOCIATION.

(3)

All the 178,492,808 H shares (long position) and 9,998,000 H shares (short position) (among which 186,000 H shares (short position) are held through cash settled unlisted derivatives) are deemed to be held by BlackRock, Inc., due to control of multiple companies. Below are the companies indirectly wholly owned by BlackRock, Inc:

(3.1)

All the 8,924,700 H shares (long position) are held by BlackRock Financial Management, Inc. Since BlackRock Financial Management, Inc. is indirectly wholly owned by BlackRock, Inc., BlackRock, Inc. is deemed to have an interest in the 8,924,700 H shares (long position) of the Company held by BlackRock Financial Management, Inc. In addition, BlackRock Financial Management, Inc. is interested in the shares of the Company through the following companies:

(3.1.1)	8,800,000 H shares (long position) and 9,812,000 H shares (short position) are held by BlackRock Institutional Trust Company, National Association.

(3.1.2)	16,852,000 H shares (long position) are held by BlackRock Fund Advisors.

(3.2)

86% of interest in BR Jersey International Holdings L.P. are indirectly held by BlackRock, Inc. BR Jersey International Holdings L.P. is interested in the shares of the Company through the following companies:

(3.2.1)	12,276,553 H shares (long position) are held by BlackRock Japan Co., Ltd..

(3.2.2)	1,902,000 H shares (long position) are held by BlackRock Asset Management Canada Limited.

(3.2.3)	639,497 H shares (long position) are held by BlackRock Asset Management North Asia Limited.

(3.3)

90% of interest in BlackRock Group Limited is indirectly held by BR Jersey International Holdings L.P. (See (3.2) above). BlackRock Group Limited is interested in the shares of the Company through the following companies, which are directly or indirectly wholly owned by BlackRock Group Limited:

(3.3.1)	13,048,565 H shares (long position) are held by BlackRock Investment Management (UK) Limited.

(3.3.2)	14,149,493 H shares (long position) are held by BlackRock Fund Managers Limited.

(3.3.3)	256,000 H shares (long position) are held by BlackRock Life Limited.

(3.3.4)	91,824,000 H shares (long position) and 186,000 H shares (short position) are held by BLACKROCK (Luxembourg) S.A.

(3.3.5)	9,820,000 H shares (long position) are held by BlackRock Asset Management Ireland Limited.

(4)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(5)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(6)

Of the H shares (long position) held by Citigroup Inc., 5,423,200 H shares (long position) are held through physically settled listed derivatives, 2,943,931 H shares (long position) are held through physically settled unlisted derivatives, and 406,000 H shares (long position) are held through cash settled unlisted derivatives. Of the H shares (short position) held by Citigroup Inc., 4,790,000 H shares (short position) are held through cash settled unlisted derivatives. In addition, Citigroup Inc. is deemed to hold a total of 188,361,622 H shares (long position) and 6,360,015 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Citigroup Inc.:

(6.1)

All the 180,044,373 H shares (long position) are held by Citibank, N.A. Since Citibank, N.A. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 180,044,373 H shares (long position) of the Company held by Citibank, N.A.

(6.2)

All the 3,947,886 H shares (long position) and 1,003,955 H shares (short positions) are held by Citigroup Global Markets Hong Kong Limited. Since Citigroup Global Markets Hong Kong Limited is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 3,947,886 H shares (long position) and 1,003,952 H shares (short position) of the Company held by Citigroup Global Markets Hong Kong Limited.

(6.3)

All the 10,300 H shares (long position) are held by Citigroup Global Markets Inc. Since Citigroup Global Markets Inc. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 10,300 H shares (long position) of the Company held by Citigroup Global Markets Inc.

(6.4)

All the 4,357,163 H shares (long position) and 5,356,060 H shares (short position) are held by Citigroup Global Markets Limited. Since Citigroup Global Markets Limited is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 4,357,163 H shares (long position) and 5,356,060 H shares (short position) of the Company held by Citigroup Global Markets Limited.

(6.5)

All the 1,900 H shares (long position) are held by Citicorp Trust South Dakota. Since Citicorp Trust South Dakota is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 1,900 H shares (long position) of the Company held by Citicorp Trust South Dakota.

(7)

Of the H shares (short position) held by Wellington Management Group LLP, 3,892 H shares (short position) are held through cash settled listed derivatives. In addition, Wellington Management Group LLP is deemed to hold a total of 283,628,279 H shares (long position) and 271,892 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Wellington Management Group LLP:

(7.1)

All the 8,085,097 H shares (long position) and 269,380 H shares (short position) are held by Wellington Management Company LLP. Since 99.99% of interest in Wellington Management Company LLP are directly held by Wellington Investment Advisors Holdings LLP, 99.99% of interest in Wellington Investment Advisors Holdings LLP are directly held by Wellington Group Holdings LLP, and 99.70% of interest in Wellington Group Holdings LLP are directly held by Wellington Management Group LLP, Wellington Management Group LLP is deemed to have an interest in the 8,085,097 H shares (long position) and 269,380 H shares (short position) of the Company held by Wellington Management Company LLP.

(7.2)

All the 2,108 H shares (short position) are indirectly held by Wellington Management International Ltd. Since Wellington Management International Ltd is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1) above) is deemed to have an interest in the 2,108 H shares (short position) of the Company held by Wellington Management International Ltd.

(7.3)

All the 275,543,182 H shares (long position) and 404 H shares (short position) are held by Wellington Management Singapore Pte. Ltd. Since Wellington Management Singapore Pte. Ltd. is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1) above) is deemed to have an interest in the 275,543,182 H shares (long position) and 404 H shares (short position) of the Company held by Wellington Management Singapore Pte. Ltd.

Save as disclosed above, as at 31 December 2020, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

5.	REPORT OF THE DIRECTORS (MANAGEMENT DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section was extracted from the financial statements prepared under IFRS.)

5.1	General – Review of the Company’s operations during the Reporting Period

In 2020, the global economy has been severely impacted while facing the most severe economic crisis since the Great Depression in the 1930s under the global COVID-19 pandemic situation. Major developed economies have experienced negative growth without exception, while emerging markets and developing economies have also in general experienced negative GDP growth. Facing a complicated domestic and global situation, especially under the wrath of the COVID-19 pandemic, China adhered closely to the grand principle of seeking progress while maintaining stability and coordinated epidemic prevention and control and economic and social development to guarantee the restoration of economic stability. Throughout 2020, China’s Gross Domestic Product (GDP) saw a growth of 2.3%, a decrease of 3.8 pp year-on-year, yet China was the only global major economy that managed to achieve positive economic growth in the year. China’s petrochemical faced enormous challenges especially in the first quarter. Price of major chemical products seen severe drop while both production and sales were in historic fall. Under the constraints of both resources and environment, the petrochemical industry was in short downward spiral. However with the gradual resumption of works and production in the second quarter, the petrochemical industry saw gradual rebound.

Given the global COVID-19 pandemic spread, a short-term historical plunge in international oil price and a sharp fall in market demand in 2020, The Group adhered closely to the grand principle of seeking progress while maintaining stability. The Group sought to ensure “Six-Sphere Stability” and “Six-Sphere Guarantees”, and strove for the resumption of works and production at the same time with pandemic prevention. The Group focused its attention on main contradictions, system optimization, and pandemic prevention to transform potential crises into opportunities, to achieve a level of operation results as expectations with the joint efforts of all staff.

(i)	An effective and concrete line of defence against the pandemic

Facing the sudden onslaught of COVID-19 pandemic, the Group took up the duties and the mission of a state-owned enterprise to participate in the national campaign against the pandemic with effective measures. The Group refined its leadership structure and established a counter-pandemic leadership task force. Its duties included the initiation of class-one responses to major public health emergencies and to ensure a “hand-in-hand and going firm” approach in managing both the pandemic situation and production and operations without any delay. The Group also fulfilled its duties in relevant locations. It made sure of its staff control and for smooth supply of pandemic-countering resources for joint epidemic prevention and control between the enterprises and the localities. The Group also supported location anti-pandemic effort to fulfill its social obligations. The Company managed to resolve production issues of high melt index polypropylene in only 12 days to provide for ease the shortages of materials for surgical masks. The Company implemented all pandemic prevention measures in daily operations to prevent import case while standing guard against domestic cases rebound. The Company implemented prevention measures day-by-day to ensure “Zero Imports, Zero Spread, Zero Blind Spots, Zero Dead Angle, Zero Infection”.

(ii)	Reinforcement of safety and environmental management with an overall stable production

In 2020, the Group focused on building up and implementing stable production as its top priority in production management, and implemented and consolidated its foundation in production operation while cementing safety management. The Company seeks to implement the HSSE management system and put into practice process safety management, and further enhance its ensure equipment integrity assurance regime. In addition, the Company vows to strictly enforce the “10 Major Measures to Step Up Management of Segments In Direct Work Process”. Focusing on contractors and direct work process management, a safety marking system is to be implemented on all staff, while more emphasis will be imposed on change management, limitation management and advance warning management, etc. Moreover, the Company also expands its scope of work on areas such as safety management and job ticket management. Both safety and environment is well regulated overall. The Group also strictly controlled the “Three Smalls” (i.e. small fluctuations, small anomalies and small deviations) and put an end to the “Three Nons”(i.e. non-planned shutdown of divisions, non-planned shutdown of machine and non-planned shutdown of furnace). The Company has implemented a three-year plan for the prevention and control of work safety and carried out safety hazard management. The Company has carried out the development of green grass-roots level and environmental traceability management. Through the re-examination of Sinopec’s green enterprise, the site environment was continued to improve and the concentration of VOCs at the boundary of the plant decreased. In 2020, there were 17 full-scale unplanned shutdowns in 2020, representing a decrease of 32%, the smoothness rate of equipment for the whole year is 98%, representing an increase of 0.36 percentage point. Among the 58 main technical and economic indicators included in the Company’s 2020 assessment plan, 44 indicators reflected better performance then last year, with a year-on-year improvement rate of 75.86%.

In 2020, the Group’s facilities were in generally stable operating conditions. The total volume of processing crude oil for the year was 14.6715 million tons, a year-on-year decrease of 3.47%; the volume of refined oil products produced was 8.3795 million tons, a year-on-year decrease of 8.84%; the total volume of goods within the main commodities categories was 13,957,600 tons, showing a growth of 0.34%. In 2020, the Group’s turnover was RMB74.624 billion, a decrease of 25.58% from the previous year. The product sales rate was 100.11%, and the payment return rate was 100%. Product quality continued to be well maintained and stable.

(iii)	Oil and petrochemical market was deeply affected by the epidemic with product prices adjusted downwards

In 2020, the country’s petrochemical industry faced major challenges. The production and sales of petrochemical products dropped sharply in the first quarter and gradually return to normal after the second quarter with the prices of major petrochemical products were lower than last year. Demand for refined oil was slowing down, especially in the first half of the year while the competition was fierce among products. As of 31 December 2020, the weighted average prices (excluding tax) of the Group’s synthetic fibers, resins and plastics, intermediate petrochemical products, and petroleum products had decreased by 19.84%, 10.65%, 19.49% and 30.48%, respectively as compared with the previous year.

(iv)	Fluctuation in international crude oil price with a decline in yearly average price and a drop in the volume of crude oil processed

In 2020, the international crude oil market was fluctuated violently, with a huge overall decline. From the perspective of trend, prices fell sharply in the first quarter, bottomed out and rebounded in the second quarter. After entering the third quarter, the average price was relatively stable and rose significantly at the end of the year. The annual average price of West Texas Intermediate (WTI) crude oil was $39.51/barrel, a decrease 30.7% over the previous year; the average price of Brent crude oil was $41.74/barrel, a decrease of 35.1%; the average price of Dubai crude oil was $42.18/barrel, a decrease of 33.6%.

As of 31 December 2020, the Group had processed a total of 14.6715 million tons of crude oil (of which 402,400 tons were processed on order), indicating a year-on-year decrease of 3.47%. The cost of crude oil processing for the whole year of 2020 was RMB2,380.02/ton, representing a decrease of RMB950.61/ton or 28.54% from the same period last year. The annual crude oil processing total cost decreased by RMB13.117 billion from the same period last year or 27.86%, accounting for 54.86% of the total cost of sales.

(v)	Further optimization of operation with precision to overcome difficulties and achieve effectiveness

In 2020, the Group emphasized effectiveness and focused on business optimization, and actively promoted further optimization of raw materials and product structures. Taking advantage of the plant’s low-load operation during the pandemic, the Group completed the overhaul of 12 sets of oil refining plants. An adjustment was introduced into crude oil procurement strategy to combine with the change of crude oil market price. The Group increased the purchase volume of Kuwait crude oil, carried out crude oil financial derivatives and purchased Oman crude oil in the pricing mode of Dubai commercial exchange. Downstream equipment for externally procured resources such as ethylene, carbon four, carbon five, etc., was fully deployed. The Group also optimized the structure of ethylene feedstock, the operation of the residue hydrotreating unit and the control of catalytic feedstock, and at the same time processed low-sulfur crude oil and realized the full-load operation of the catalytic unit during the replenishing of single-series residue hydrotreating. Furthermore, 614,000 tons of jet fuel were produced, and there was an increased in output of asphalt by 219,600 tons year-on-year. The diesel-gasoline ratio reached 1.22; The Group also seen an increase in production of high-yield products such as butadiene and ethylene oxide, among which 312,900 tons of ethylene oxide were produced, represented a growth of 13.69% and an appreciation of RMB 61.58 million in value in terms of efficiency. There was also a rise in production of high-grade gasoline with the annual sales volume reaching 1.144 million tons, with high-grade gasoline accounted for 34.8% which was a record high; annual product sales rate reached 100.11%. The Group made full force in costs and expenses reduction under strict control and developed the 100-Day Breakthroughs campaign and the ongoing campaign. The Group also continued to explore cost-reduction potential in large-scale procurement and at the same time proactively promoted competitive procurement, open procurement, and the amendment and utilization of backlog materials. Through the issuance of extremely short-term commercial paper and other approaches, the comprehensive financial costs have been decreased.

(vi)	A further deepening of energy saving and emission reduction

In 2020, the Group continued implementing various energy conservation and emission reduction measures as per the national energy conservation and emission reduction requirements. The Group continued to optimize carbon emission accounting methods, and managed to reduce carbon emission compliance costs by RMB5.28 million. In the past year, 49 water resources management optimization measures were devised, and the total volume of retrieved industrial water decreased by 10.54%. In 2020, the Company’s total comprehensive energy consumption was 6.920 million tons of standard coal. The comprehensive output value consumption was 0.743 tons of standard coal/RMB10,000, representing a decrease of 0.27% over 0.745 tons of standard coal/RMB10,000 of last year. The annual COD emissions decreased by 14.97%, sulfur dioxide emissions decreased by 4.74% and nitrogen oxide emissions decreased by 3.37% (Data from the Ministry of Safety and the Ministry of Environment had shown discrepancies), as compared with the same period last year. The volume of annual average cumulative average VOCs concentration at the plant boundary is 99.1 micrograms/m3, a decrease of 26.92% compared with last year. The comprehensive compliance rate of effluent wastewater was 100%, the compliance rate of controlled waste gas was 100%, and the rate of proper treatment and disposal of hazardous waste was 100%. The heating furnace’s average thermal efficiency was 92.46%, which was equivalent to the level last year.

(vii)	Innovation in stable steps forward

In 2020, the Group moved firmly along the direction of “basic + high-end” development and put innovation as the top consideration in advancing the development of the Company. The Group also sought to strengthen scientific and technological innovations. The Advanced Materials Innovation Research Institute was established to carry out joint researches. A substantial breakthrough was made in the “business unit + company” operation model for carbon fibre. Constructions of projects were accelerated with the Jinshan Area Comprehensive Environment Improvement Oil Product Cleaning Project was put into operation. The oxidation and carbonization part of the second phase project with an annual output of 1,500 tons of PAN-based carbon fiber was suitable for intermediate delivery and the large tow carbon fiber project started on schedule. We will actively promote joint ventures and cooperation. Acquisition of Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd., and participation in Pinghu China Aviation Oil Port Co., Ltd. to meet the current operation and future development needs of the Company’s storage and transportation system. The Group further worked to advance the integration of production, marketing, research and application of new products. No. 92 China VIB grade automotive gasoline was successfully blended and produced for the first time, with a cumulative sales volume of 44,600 tons. The Group also completed a synthetic resin import substitution project. Success was seen in developing large-diameter, low-melting and pressure-bearing pipe products, with an accumulated sales volume of 3,108.6 tons. The export business of chemical products seen good expansion. The new high-endurance polyester engineering plastic and its application won the CIFF New Material Award at the International Industry Fair. Furthermore, the Group also steadily promoted the eight projects that included different areas such as intelligent factory construction and promotion, the upgrade of real-time database to the acceptance benchmark. Projects such as smart warehousing, contractor and direct operation management platform were also went online.

(viii)	Breakthroughs achieved in management reforms

In 2020, the Group made good efforts in reform and innovation and continued to improve management standards with solid adherence to the targets and the schedule. To this end, the Group issued the action plan titled Sinopec Shanghai Petrochemical Standardize World Class Management Promotion Action Implementation Rules and developed a to-do list. The Group worked hard to learn from the best alongside management enhancement. The Group also invited academics and expert groups to provide input on the Company’s development strategies. The Group also initiated a research and study mission to Maoming Petrochemical and formulated the Company’s very own mid-to-long-term catch-up plan. The Group also optimized its management and control model. The shutdown and personnel placement of the polyester department’s industrial filament installations was proceeded in an orderly manner. The Group also proceeded to adjust and optimize its organizational structures, implement category-based guidance and management of joint ventures, and strengthen the management of joint ventures that closely relate to the Company’s production and operation. The Group also standardized internal management and introduced comprehensive risk management and internal control management measures with focus on key areas such as investment, finance, contracts and HSSE, and discovered and investigated problems and risks. A market-oriented simulated sewage disposal program was introduced to strictly demand production units to cut emissions at the source. The Group also actively promoted and fully completed retirees’ social management and the digitization and transfer of retirees’ files. On the other hand, the Group made strong efforts alleviating the burden on the basic level and formed a long-term working mechanism. The Group also promoted good utilization of talents in company enhancement. These efforts included the training and utilization of young officers and the nurturing of elite professional talents, and at the same time formulating a reserve pool of high-level talents. The Group also promoted a program in the train-up of multiple capabilities in every position. Furthermore, the Group moved forward on the training in fundamentals of intelligent exercising, and extensively promoted business competitions.

As of 31 December 2020, the net reduction of employees of the Group was 412 including voluntary resignation and retirees), accounting for 4.64% of the total 8,878 employees registered at the beginning of the year.

5.2	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgements about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of key accounting policies, the judgements and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(i)	Inventory Provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year.

5.3	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2020			2019			2018
	Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%
Synthetic fibres	151.4	1,472.4	2.4	177.9	2,158.9	2.5	156.0	2,182.4	2.3
Resins and plastics	1,365.4	9,419.7	15.3	1,292.4	9,979.9	11.3	1,208.6	10,542.1	11.0
Intermediate petrochemical products	2,168.0	8,205.8	13.3	2,193.7	10,313.6	11.7	2,134.4	12,160.6	12.7
Petroleum products	10,347.7	30,139.6	49.0	10,294.6	43,125.9	49.0	9,917.3	43,403.0	45.4
Trading of petrochemical products	—	11,577.3	18.8	—	21,690.7	24.6	—	26,544.0	27.8
Other segments	—	746.1	1.2	—	786.7	0.9	—	781.4	0.8

Total	14,032.5	61,560.9	100.0	13,958.6	88,055.7	100.0	13,416.3	95,613.5	100.0

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2020		2019		2018
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	1,472.4	2.4	2,158.9	2.5	2,182.4	2.3
Cost of sales and operating expenses	(1,836.6)	(3.0)	(2,699.2)	(3.1)	(2,755.9)	(2.9)

Segment loss from operations	(364.2)	(0.6)	(540.3)	(0.6)	(573.5)	(0.6)

Resins and plastics
Net sales	9,419.7	15.3	9,979.9	11.3	10,542.1	11.0
Cost of sales and operating expenses	(8,157.6)	(13.3)	(9,578.5)	(10.9)	(9,641.7)	(10.1)

Segment profit from operations	1,262.1	2.0	401.4	0.4	900.4	0.9

Intermediate petrochemical products
Net sales	8,205.8	13.3	10,313.6	11.7	12,160.6	12.7
Cost of sales and operating expenses	(7,624.2)	(12.4)	(9,899.6)	(11.2)	(10,225.7)	(10.7)

Segment profit from operations	581.6	0.9	414.0	0.5	1,934.9	2.0

Petroleum products
Net sales	30,139.6	49.0	43,125.9	49.0	43,403.0	45.4
Cost of sales and operating expenses	(32,338.3)	(52.5)	(42,420.4)	(48.2)	(40,493.0)	(42.4)

Segment (loss)/profit from operations	(2,198.7)	(3.5)	705.5	0.8	2,910.0	3.0

Trading of petrochemical products
Net sales	11,577.3	18.8	21,690.7	24.6	26,544.0	27.8
Cost of sales and operating expenses	(11,535.3)	(18.7)	(21,637.5)	(24.5)	(26,439.1)	(27.7)

Segment profit from operations	42.0	0.1	53.2	0.1	104.9	0.1

	For the years ended 31 December
	2020		2019		2018
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Other segments
Net sales	746.1	1.2	786.7	0.9	781.4	0.8
Cost of sales and operating expenses	(535.1)	(0.9)	(500.0)	(0.6)	(473.0)	(0.5)

Segment profit from operations	211.0	0.3	286.7	0.3	308.4	0.3

Total
Net sales	61,560.9	100.0	88,055.7	100.0	95,613.5	100.0
Cost of sales and operating expenses	(62,027.1)	(100.8)	(86,735.2)	(98.5)	(90,028.4)	(94.2)

Operating (loss)/profit	(466.2)	(0.8)	1,320.5	1.5	5,585.1	5.8

Net finance income	332.3	0.5	363.0	0.4	337.4	0.4
Share of profit of associates and joint ventures	724.7	1.2	972.6	1.1	885.6	0.9

Profit before income tax	590.8	0.9	2,656.1	3.0	6,808.1	7.1
Income tax	65.6	0.1	(429.0)	(0.5)	(1,471.9)	(1.5)

Profit for the year	656.4	1.0	2,227.1	2.5	5,336.2	5.6

Attributable to:

Owners of the Company	645.1	1.0	2,215.7	2.5	5,336.3	5.6
Non-controlling interests	11.3	0.0	11.4	0.0	(0.1)	0.0

Profit for the year	656.4	1.0	2,227.1	2.5	5,336.2	5.6

5.3.2	Comparison and analysis

Comparison between the year ended 31 December 2020 and the year ended 31 December 2019 is as follows:

5.3.2.A Operating	results

(1)	Net sales

In 2020, net sales of the Group amounted to RMB61,560.9 million, a decrease of 30.09% from the previous year’s RMB88,055.7 million. As of 31 December 2020, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products of the Group decreased by 19.84%, 10.65%, 19.49% and 30.48% year-on-year respectively.

(i)	Synthetic fibres

In 2020, the Group’s net sales of synthetic fiber products amounted to RMB1,472.4 million, a decrease of 31.80% from the previous year’s RMB2,158.9 million, which was mainly due to the downturn in the downstream market this year. The general decline in the sales price of synthetic fiber products led to the sales decline during the Reporting Period. Sales volume of synthetic fibers decreased by 14.91% year-on-year, while the weighted average sales price decreased by 19.84%. Meanwhile, the weighted average sales price of acrylic fibers, the main product of the synthetic fibers segment, decreased by 19.33% year-on-year, and the weighted average sales price of polyester fibers decreased by 24.72% year-on-year. Net sales of acrylic fibers, polyester fibers and other products accounted for 84.84%,9.15% and 6.01% of the total sales of synthetic fibers segment respectively.

Net sales of synthetic fibers accounted for 2.40% of the Group’s net sales in the current year, a decrease of 0.1 percentage points from the previous year.

(ii)	Resins and plastics

In 2020, the Group’s net sales of resins and plastics products amounted to RMB9,419.7 million, a decrease of 5.61% from the previous year’s RMB9,979.9 million, which was mainly due to the decline in the sales price of resins products during the Reporting Period. The weighted average sales price of resins and plastics decreased by 10.65%, while the sales volume of resins and plastics products increased by 5.65% year-on-year. Meanwhile, the weighted average sales price of polyethylene and polypropylene decreased by 3.55% and 7.37%, and the weighted polyester chips decreased by 30.77% year-on-year. The sales of polyethylene, polypropylene, polyester chips and other products accounted for 34.38%, 36.95%, 13.43% and 15.24% of the total sales of resins and plastics segment respectively.

The net sales of resins and plastics accounted for 15.30% of the Group’s net sales in the current year, an increase of 4.0 percentage points from the previous year.

(iii)	Intermediate petrochemical products

In 2020, the Group’s net sales of intermediate petrochemical products amounted to RMB8,205.8 million, a decrease of 20.44% from the previous year’s RMB10,313.6 million. The decline in raw material costs this year has driven down the unit price of intermediate petrochemical products. The weighted average sales price of intermediate petrochemical products decreased by 19.49% year-on-year, and its sales volume decreased by 1.17% year-on-year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 22.12%, 22.65%, 13.59%, 5.51% and 36.13% of the total sales of intermediate petrochemical products respectively.

The net sales of intermediate petrochemical products accounted for 13.30% of the Group’s net sales in the current year, an increase of 1.6 percentage points from the previous year.

(iv)	Petroleum products

In 2020, the Group’s net sales of petroleum products amounted to RMB30,139.6 million, a decrease of 30.11% from the previous year’s RMB43,125.9 million, which was mainly due to the impact of international crude oil price shocks. The weighted average sales price of major products decreased by 30.48% year-on-year, and sales volume increased by 0.52%.

The net sales of petroleum products accounted for 49.00% of the Group’s net sales in the current year with no change compared with the previous year.

(v)	Trading of petrochemical products

In 2020, the Group’s net sales of trading of petrochemical products amounted to RMB11,577.3 million, a decrease of 46.63% from the previous year’s RMB21,690.7 million. Mainly due to the decrease in customer purchase demand of the subsidiary China Jinshan Associated Trading Corporation and Shanghai Jinshan Trading Corporation, the sales of this year decreased by RMB3,804 million and RMB6,247 million respectively.

The net sales of trading of petrochemical products accounted for 18.80% of the Group’s net sales in the current year, a decrease of 5.8 percentage points from the previous year.

(vi)	Others

In 2020, the Group’s net sales of other products amounted to RMB746.1 million, a decrease of 5.16% from the previous year’s RMB786.7 million.

The net sales of other products accounted for 1.20% of the Group’s net sales in the current year, an increase of 0.3 percentage points from the previous year.

(2)	Cost of sales and operating expenses

Cost of sales and expense consist of cost of sales, sales and administrative expenses, other operating expenses and other operating income, etc.

In 2020, the Group’s cost of sales and expenses amounted to RMB62,027.1 million, a decrease of 28.49% from RMB86,735.2 million in 2019. Cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, petrochemical products and other products amounted to RMB1,836.6 million, RMB8,157.6 million, RMB7,624.2 million, RMB32,338.3 million, RMB11,535.3 million and RMB535.1 million respectively, a decrease of 31.96%, a decrease of14.83%, a decrease of 22.98%, a decrease of 23.77%, a decrease of 46.69% and an increase of 7.02% respectively.

Compared with the last year, the cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, petrochemical products decreased this year, which was mainly due to the sharp decrease in crude oil prices and thus the decrease in corresponding costs.

-	Cost of sales

In 2020, the Group’s cost of sales amounted to RMB61,664.8 million, a decrease of 28.56% from previous year’s RMB86,314.1 million. Cost of sales accounted for 100.17% of the net sales this year.

-	Selling and administrative expenses

In 2020, the Group’s sales and administrative expenses amounted to RMB486.3 million, a decrease of 11.57% from the previous year’s RMB549.9 million. This was primarily due to a decrease in handling and miscellaneous handling fees of RMB19.8 million and a decrease in agency fees of RMB21.0 million.

-	Other operating income

In 2020, the Group’s other operating income amounted to RMB148.7 million, a decrease of 1.33% from previous year’s RMB150.7 million. This was mainly due to the decrease of RMB2.6 million in subsidies of R&D projects, leading to a reduction in other operating income.

-	Other operating expenses

In 2020, the Group’s other operating expenses amounted to RMB24.7 million, an increase of 12.79% from previous year’s RMB21.9 million. This was primarily due to an increase in other operating expenses as a result of the payment of RMB6.1 million for the purchases of rights of carbon emission during the year.

(3)	Profit from operations

In 2020, the Group’s operating loss amounted to RMB466.2 million, a decrease of RMB1,786.7 million from the operating profit of RMB1,320.5 million in the previous year. Profit from operations was significantly lower year on year in 2020 as a result of the decrease in the price of crude oil and the impact of the COVID-19 on downstream demand.

(i)	Synthetic fibres

In 2020, the operating loss of synthetic fibers amounted to RMB364.2 million, a decrease of RMB176.1 million from the operating loss of RMB540.3 million in the previous year. The overall poor performance of the textile industry, the downstream market of synthetic fibers segment, together with the impact of the external trade situation resulted in weak market demand and losses in the synthetic fibers sector during the Reporting Period.

(ii)	Resins and plastics

In 2020, the operating profit of resins and plastics amounted to RMB1,262.1 million, an increase of RMB860.7 million from the operating profit of RMB401.4 million in the previous year. The rise in operating profit in the year was mainly due to a rise in plastics product downstream demand which in turn contributed to a rise in sales volume.

(iii)	Intermediate petrochemical products

In 2020, the operating profit of intermediate petrochemical products amounted to RMB581.6 million, an increase of RMB167.6 million from the operating profit of RMB414.0 million in the previous year. The growth in gross profit of petrochemical products as compared with the previous period was mainly due to a fall in international crude oil price, which contribute to a significant cost fall.

(iv)	Petroleum products

In 2020, the operating loss of petroleum products amounted to RMB2,198.7 million, a decrease of RMB2,904.2 million from the operating profit of RMB705.5 million in the previous year. The fall in operating profit in the year was mainly due to a fall in international crude oil price, which contribute to a significant fall in sales price, and a fall in market demand due to the COVID-19. This in turn further lead to the loss in the petroleum products sector.

(v)	Trading of petrochemical products

In 2020, the operating profit of the trading of petrochemical products amounted to RMB42.0 million, a decrease of RMB11.2 million from the operating profit of RMB53.2 million in the previous year. The decrease was mainly due to the decrease of RMB10,113.4 million in net sales of the trading of petrochemical products and the decrease of RMB10,102.2 million in the cost and expenses of trading, which resulted in a year-on-year decrease in profits.

(vi)	Others

In 2020, the Group’s other operating profit amounted to RMB211.0 million, a decrease of RMB75.7 million from RMB286.7 million in the previous year, This was primarily due to a decrease of RMB84.3 million in processing trade.

(4)	Net finance income

In 2020, the Group’s net financial income amounted to RMB332.3 million, a decrease of RMB30.7 million from the net financial income of RMB363.0 million in the previous year, mainly due to a increase in the average balance of loans and the issuance of RMB3.0 billion of short-term bonds during the Reporting Period, as a result our interest expenses had increased by RMB42.3 million from RMB59.4 million in 2019 to RMB101.7 million in 2020. The increase in our deposits during the Reporting Period resulted in an increase in interest income of RMB33.0 million from RMB398.2 million in 2019 to RMB431.2 million in 2020.

(5)	Profit before taxation

In 2020, the Group’s profit before tax amounted to RMB590.8 million, a decrease of RMB2,065.3 million from the profit before tax of RMB2,656.1 million in the previous year.

(6)	Income tax

The income tax benefit of the Group amounted to RMB65.6 million in 2020 and the income tax expense amounted to RMB429.0 million in 2019. This was primarily due to a decrease in the profit before tax of the Company which lead to a decrease of the current income tax payable, while a rise in tax losses contribute to a rise in deferred income tax.

In accordance with The Enterprise Income Tax Law of the PRC (amended in 2018), the income tax rate applicable to the Group in 2020 is 25% (2019: 25%).

(7)	Profit for the year

In 2020, the Group’s profit after tax amounted to RMB656.4 million, a decrease of RMB1,570.7 million from the profit after tax of RMB2,227.1 million in the previous year.

5.3.2.B Liquidity	and capital sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks, The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

In 2020, the Group’s net cash inflows generated from operating activities amounted to RMB1,679.8 million, a decrease of RMB3,378.0 million from the net cash inflows of RMB5,057.8 million in the previous year. During the Reporting Period, with profitability in operating, the Group’s cash inflows generated from operating activities in 2020 amounted to RMB1,995.1 million, a decrease of RMB3,660.6 million from the cash inflows generated from operating activities of RMB5,655.7 million. The income tax was paid in 2020 amounted to RMB243.9 million, a decrease of RMB290.6 million from the income tax payable of RMB534.5 million in the previous year.

(ii)	Borrowings

By the end of 2020, the Group’s total borrowings increased by RMB0.4 million to RMB1,548.0 million as compared to the same period of last year, mainly due to the increase of short-term borrowings by RMB0.4 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long- term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2020, the Group’s gearing ratio was 34.25% (2019: 34.07%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

5.3.2.C Research	and development, patents and licenses

The Group owns various technology development departments, including Advanced Materials Innovation Research Institute, Petrochemical Research Institute, Plastic Research Institute and Environmental Protection Research Institute, which are responsible for research and development of new technologies, products, processes, equipment and environmental protection. The Group’s research and development expenses for 2018, 2019 and 2020 amounted to RMB37.3 million, RMB93.0 million and RMB110.6 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to the carbon fiber.

The Group does not rely on any patents, licenses, industrial, commercial or financial contracts or new production processes in any material respect.

5.3.2.D Off-Balance	Sheet Arrangements

Please refer to note 31 to the financial statements prepared under IFRS in the full text of the 2020 Annual Report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

5.3.2.E Contractual	obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2020:

	Payment due and payable by the following period as at 31 December 2020
	Total (RMB’ 000)	Within 1 year (RMB’ 000)	After 1 year but within 2 years (RMB’ 000)	After 2 years but within 5 years (RMB’ 000)	Over 5 years (RMB’ 000)
Contractual obligations
Short term borrowings	1,548,000	1,548,000	—	—	—
Long term borrowings	—	—	—	—	—

Total contractual obligations	1,548,000	1,548,000	—	—	—

5.3.2.F	Analysis of performance and results of in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2020, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital		Net profit/(loss) for the year 2020 (RMB’ 000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00		RMB 1,000,000	213,766
China Jinshan Associated Trading Corporation (Jinshan Associated Trading)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33		RMB 25,000	44,201
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	3,956
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	100.00	US$	50,000	104,104
Shanghai Jinshan Trading Corporation (“JMGJ”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33		RMB 100,000	13,010
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”)	China	Trading of Petrochemical Products	China	Limited company	—	100.00		RMB 200,000	—11,024

Note: None of the subsidiaries have issued any debt securities.

The Group’s share of interests in associates comprises a 38.26% interest in the Shanghai Chemical Industry Park Development Co., Ltd (“Chemical Industrial Park”) established in the PRC in the amount of RMB1,907.8 million, and a 20% interest in the Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) established in the PRC in the amount of RMB2,731.5 million. The principal businesses of the Chemical Industry Park Development Co., Ltd., include the planning, development and operation a chemical industrial park located in Shanghai of the PRC. The principal business of the Shanghai SECCO is the production and distribution of petrochemical products.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2020, Shanghai SECCO recorded a revenue of RMB21,626.1 million, and its profit after tax reached RMB2,412.8 million, among which RMB480.8 million was attributed to the Company.

In 2020, the Chemical Industrial Park recorded a revenue of RMB1,683.1 million and its profit after tax reached RMB404.1 million, among which RMB144.6 million was attributed to the Company.

In 2020, the Shanghai Investment Development recorded a revenue of RMB20.3 million and its profit after tax reached RMB213.8 million, among which RMB213.8 million was attributed to the Company.

In 2020, the Shanghai Golden Phillips recorded a revenue of RMB1,015.8 million and its profit after tax reached RMB104.1 million, among which RMB104.1 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

(a)

The operating results increased by 971.62% in 2020 as compared to the previous year, which was mainly due to the RMB59 million of dividends distributed to Shanghai Investment Development as a result of the good operating results of Shanghai Investment Development’s holding subsidiary Shanghai Golden Phillips in 2020. The disposal of auxiliary plant resulted in an increase in revenue from disposal of assets of RMB87.1 million, resulting in a significant advancement in our results.

(b)

In addition, the operating results of Jinshan Associated Trading increased by 59.71% in 2020 year on year, which was mainly due to an increase in investment income of Jinshan Associated Trading’s subsidiary JMGJ in the amount of RMB10 million, which contributed to a rise in Jinshan Associated Trading’s investment income in the amount of 6.7 million.

(c)

In 2020, the operating performance of Shanghai Jinchang increased by 165.77% year on year which was primarily due to the significant improvement in the operating performance of Shanghai Jinchang in 2020, as a result of the increase in the demand for main product modified polypropylenee from Jinchang.

(d)

In 2020, the operating results of JMGJ has shown a decrease of 51.94% year on year. This was mainly due to a significant drop in sales volume of Xylene and liquefied gas, two of JMGJ’s main products, which led to a significant decline in operating performance in 2020.

(e)

The operating performance of Shanghai Golden Phillips has seen an increase of 47.33% year on year, which was mainly due to a significant drop in price of Ethylene, the main raw materials required by Shanghai Golden Phillips. This contributed to an increase in operating results for 2020.

5.3.2.G Major	suppliers and customers

The Group’s top five suppliers in 2020 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co. Ltd., Sinopec East China Company, Sinopec Chemical Commercial Holding (Hong Kong). Company Limited and Shanghai Gas Co., Ltd.. Total procurement costs involving these five suppliers, which amounted to RMB34,973.0 million, accounted for 59.53% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB26,820.7 million, representing 45.65% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2020 were East China Branch of Sinopec Sales Company Limited, China International United Petroleum & Chemical Co., Ltd, Sino Refinery Products Sales Co., Ltd., Shanghai Secco and Jiaxing Petrochemical Co., Ltd.. Total sales to these five customers amounted to RMB46,506.8 million, representing 62.96% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB38,651.4 million, representing 52.32% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, Shareholders and Directors of the Company and their close associates have no interest in Sinochem Oil Company Limited, Jiaxing Petrochemical Company Limited and Shanghai Gas Company Limited, which is an associate of the Company; Shanghai Secco is an associate company of the Company; Sinopec Chemicals Sales (Hong Kong) Co., Ltd., Sinopec Refinery Sales Co., Ltd. and Sinopec East China Company are subsidiaries of Sinopec Corp., a controlling shareholder of the Company.

5.4	Discussion and analysis of the Company’s operation (Prepared under CAS)

5.4.1	Analysis of the Company’s major businesses

5.4.1.A Analysis	of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

		Unit: RMB’ 000
Item	Amount for the year ended 31 December 2020	Amount for the year ended 31 December 2019	Increase/ decrease (%)
Revenue	74,705,183	100,346,048	-25.55
Cost of sales	59,089,119	83,781,040	-29.47
Selling and distribution expenses	479,260	532,455	-9.99
General and administrative expenses	2,459,328	2,500,287	-1.64
Financial expenses (“–” for financial income)	-337,459	-348,181	-3.08
Research and Development Expenditure	110,625	92,964	19.00
Net cash inflow generated from operating activities	1,751,217	5,121,209	Inflow decreased by 65.80%
Net cash inflow generated from investing activities (“–” for net outflow)	-3,887,528	-4,623,209	Outflow decreased by 15.91%
Net cash inflow generated from financing activities (“–” for net outflow)	1,610,421	-1,800,792	Inflow increased by 189.43%

Analysis	of major changes in the Consolidated Income Statement

					Unit: RMB’ 000
	For the years ended 31 December
Item	2020	2019	Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
Investment income	837,005	953,661	-116,656	-12.23	Associated company Shanghai Secco and Chemical Industrial Park’s net profit for the period decreased sharply, resulting in a decrease in the investment accounted under the equity method.
Operating profit	636,660	2,698,359	-2,061,699	-76.41	During the year, the price of crude oil had seen significant fluctuation and the price of products.
Total profit	573,816	2,654,116	-2,080,300	-78.38	dropped more than the decrease in the cost of crude oil, resulting in a significant decrease in
Net profit	639,436	2,225,153	-1,585,717	-71.26	profit as a result of the impact of the price differential and the decrease in demand from downstream manufacturers and the general economic environment
Income tax (benefit)/expense	-65,620	428,963	-494,583	-115.30	The profit before tax decreased during the Reporting Period.

Analysis	of major changes in the Cash Flow Statement

					Unit: RMB’ 000
	For the years ended 31 December
Item	2020	2019	Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
Net cash inflow generated from operating activities	1,751,217	5,121,209	Inflow decreased by 3,369,992	Inflow decreased by 65.80	A decrease in demand for downstream-end products this year has led to a decrease in revenue-related sales and other inflows.
Net cash inflow generated from investing activities (“–” for net outflow)	-3,887,528	-4,623,209	Outflow decreased by 735,681	Outflow decreased by 15.91%	The increase in net cash inflow from structured deposits and time deposits for the year was RMB1.4 billion, resulting in an increase in cash inflow from investing activities.
Net cash inflow generated from financing activities (“–” for net outflow)	1,610,421	-1,800,792	Outflow increased by 3,411,213	Outflow increased by 189.43	During the Reporting Period, short-term financing bonds amounting to RMB3.0 billion were issued, resulting in an increase in cash inflow from financing activities.

5.4.1.B Revenue

(1)	Analysis of factors causing the changes in revenue

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products reduced by 19.84%, 10.65%, 19.49% and 30.48% respectively, bringing a lower revenue in 2020 compared with the previous year.

(2)	Major customers

Please refer to 5.3.2.G for details of major customers of the Group.

5.4.1.C Cost	of sales

(1)	Analysis of cost of sales

In 2020, the Group’s costs of sales were RMB59,089.1 million, a decrease of 29.47% from the previous year’s RMB83,781.0 million. This was mainly due to the fall in international crude oil price in the year and a fall in the Group’s purchase, which lead to a decrease in cost.

The following table sets forth the details of the cost of sales of the Group during the Reporting Period:

	For the years ended 31 December
	2020		2019
	RMB million	% of total cost of sales	RMB million	% of total cost of sales	Increase/ decrease (%)
Cost of raw materials
Crude oil	33,960.6	57.48	47,077.7	56.20	-27.86
Ancillary materials	8,121.7	13.74	10,024.3	11.96	-18.98
Depreciation and amortisation	1,430.1	2.42	1,413.3	1.69	1.19
Staff costs	2,109.9	3.57	2,086.6	2.49	1.12
Costs of trade	11,467.4	19.41	21,566.4	25.74	-46.83
Others	1,999.4	3.38	1,612.7	1.92	23.98

Total	59,089.1	100.00	83,781.0	100.00	-29.47

(2)	Major suppliers

Please refer to 5.3.2.G for details of major suppliers of the Group.

5.4.1.D Expenses

Please refer to 5.4.1.A “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in expenses of the Group for the Reporting Period.

5.4.1.E Research	and development (“R&D”) expenditure

Unit: RMB’ 000
Expensed R&D expenditure during the Reporting Period	110,624.5
Capitalised R&D expenditure during the Reporting Period	284,667.5
Total R&D expenditure	395,292.0
% of R&D expenditure to revenue	0.53
Number of R&D personnel	142
% of number of R&D personnel to total number of staff	1.69
% of capitalised R&D expenditures	72.01

Please refer to 5.3.2.C for details of R&D, patents and licences of the Group.

5.4.1.F Cash	Flow

Please refer to 5.4.1.A “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in cash flow statement.

5.4.2	Analysis of business operations by industry, product or geographical location segment

5.4.2.A Principal	operations by industry or product

						Unit: RMB’ 000
By industry	Revenue	Cost of sales	Gross profit/ (loss) margin (%)	Increase/decr ease of revenue as compared to the previous year	Increase/decr ease of cost of sales as compared to the previous year	Change of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	1,480,576	1,764,492	-19.18	-32.71%	-29.02%	Decreased by 6.19 percentage points
Resins and plastics	9,475,887	7,334,646	22.60	-6.77%	-16.57%	Increased by 9.09 percentage points
Intermediate petrochemical products	8,251,252	6,867,874	16.77	-21.50%	-24.49%	Increased by 3.30 percentage points
Petroleum products (Note)	43,080,204	30,970,671	28.11	-21.51%	-24.75%	Increased by 3.09 percentage points
Trading of petrochemical products	11,585,110	11,467,420	1.02	-46.63%	-46.83%	Increased by 0.37 percentage points
Others	422,466	415,228	1.71	-1.59%	12.18%	Decreased by 12.07 percentage points

Note:

Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 1.65%.

5.4.2.B Revenue	by geographical location

		Unit: RMB’ 000
Geographical location	Revenue	Increase/decrease of revenue compared with the previous year (%)
Eastern China	65,078,522	-17.23
Other regions in China	1,950,194	-42.22
Exports	7,676,467	-58.16

5.4.3	Analysis of assets and liabilities

						Unit: RMB’ 000
	As at 31 December 2020		As at 31 December 2019		Change of amount on 31 December 2020 comared to 31 December 2019 (%)	Major reason of the change
Item	Amount	% of total assets	Amount	% of total assets
Inventories	3,888,746	8.69	6,754,434	15.09	-42.43	As a result of the COVID-19 pandemic and the decline in international crude oil prices, the Company’s crude oil inventory unit cost decreased sharply. Affected by the decline in crude oil prices, the volume of products in process and finished products decreased by 42.0% and 45.0%, respectively.
Other current assets	3,057,587	6.83	11,971	0.03	25,441.62	Other current assets in the period are mainly the time deposits maturing within one year as purchased by the Company.
Other non-current assets	7,042,840	15.74	3,511,234	7.85	100.58	Other current assets increased in the period included time deposits of more than one year and large amount certificates of deposits.
Other current liabilities	3,072,150	6.87	—	—	100.00	Other current liabilities increased in the period was mainly the extremely short-term bonds issued by the Company

5.5	Others

(1)	Employees of the Group

Number (Person)
Number of employees of the Company	8,383
Number of employees of the subsidiaries	83
Total number of employees of the Group	8,466
Number of retired workers whose retirement costs are borne by the Group	19,095
Professionals
Category of professionals
Production personnel	5,094
Sales staff	78
Technical staff	2,136
Financial staff	92
Administrative staff	1,066

Total	8,466

Education level
Educational attainment
Specialist college graduate and below	5,863
Bachelor’s degree	2,205
Master’s degree and above	398

Total	8,466

The remuneration of employees of the Company includes salaries, share options and allowances. In accordance with relevant laws and regulations of China, the Company pays a certain percentage of the employees’ social insurance according to the social insurance schemes implemented by relevant government agencies, and employees of the Company can also enjoy supplementary medical insurance, enterprise annuity, retirement pensions and other benefits. During the Reporting Period, the staff remuneration of the Company amounted to RMB3,143,219.01 thousands. According to the Company’s plan of boosting the enterprise through talents, the annual key work requirements and the provisions of “Management Measures for Staff Training of Sinopec Shanghai”, the Company took the “problem-oriented, scientific management, and efficiency improvement” as the main task, through continuously improving the relevance and effectiveness of training, to strengthen the construction of the talent team, promote the development of employees, and help the Company fight a “talent reserve war”. The Company organized staff training at three levels of the Company, all units and dispatched personnel to participate in the headquarters and external institutions, so as to improve the quality of staff.

(2)	Purchase, sale and investment

Save and except as disclosed in the 2020 Annual Report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2020.

(3)	Pledge of assets

As at 31 December 2020, no fixed assets were pledged by the Group (as at 31 December 2019: Nil).

(4)	Material events after the Reporting Period

The Board of directors has not noticed any significant events affecting the Group since the end of the Reporting Period.

5.6	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2020, bank deposits denominated in foreign currencies held by the Group equivalent to RMB207,727 thousand.

5.7	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

Currently, while the world is deep in the crisis of the pandemic, the global economy is expected to undergo a rapid recovery in the wake of swift vaccine research and roll-out. Even so, the ongoing global economic recovery was still clouded by the following challenges: the effectiveness of vaccine is still waiting to be seen; countries may withdraw their stimulus measures sooner; increasing trade protectionism; intensifying geo-political tensions; the global economy still faces intricacy.

While China is still moving into a new development phase, the foundation for recovery is yet to be consolidated. Issues in unbalanced and inadequate development remain to be tackled. However, China still enjoys positive economic development factors: 2021 is the commencing year of the “14th Five-Year Plan” which represents the three major objectives have been completed on schedule, and a new development pattern with the domestic big circle as the main body and the domestic and international double circle promoting each other is being accelerated.. China will continue to implement a proactive fiscal policy and a prudent monetary policy so as to keep providing necessary support for economic recovery. It is expected that China’s economic growth is going to operate within a reasonable range.

In 2021, COVID-19 pandemic, OPEC+ production cut and geo-politics incidents pose continuing challenges on oil price. The recovery of the global economy in the second half of the year will draw new oil demand. Rising supply is expected from OPEC nations exempted from oil cut and non-OPEC producers like Canada, which are to exert pressure on the supply side. However, global oil supply would run on a lower level should OPEC+ maintain effective enforcement on production cut, so much so that the supply will stay lower than demand. On the political stage, the new US president’s ruling strategy, the degree of support for energy development in US and the positioning of Sino US relations are still uncertain. Whether Sino US trade frictions will come back and the trend of US crude oil production and export are all factors that may affect the oil price trend in 2021.

The domestic petrochemical industry is currently facing the challenge of a downward economic cycle. During the “14th Five-Year Plan” period, China’s refining and chemical industry is set to enter a full phase of new release in capacity and fierce competition. Industry integration, transformation and upgrading are also phasing in. Oversupply is further seen in the refined oil market. The transformation of chemical products towards the higher end and the more environmentally friendly will become a new trend. Driven by new energy, new materials, and the new economy, clean, digital, and diversified developments are now the key trends in developments upon the phasing in of a new energy regime in social development. These new developments will impact the energy supply from petrochemical companies, which will put severe pressure on petrochemical companies’ profitability.

2.	Development strategies of the Company

The Group’s development objectives are to evolve itself into a “leading domestically, first-class globally” energy and chemical and new material enterprise. The key components of the Group’s development strategy are as follows: to take into account both low cost and differentiation, and to focus on both scale and refinement. The Company foscuses on value and market orientation, creativity, talents as the backbone of the Company, the emphasis of environment and low carbon emissions and integrated development, to realize low cost and large scale of the upstream, and high value-added and refinement of the downstream. The Company will give full play to its advantages of wide product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of the development strategy, the Company further integrates the existing three industrial chains of oil refining, olefin and aromatics with the development idea of “One Leader, One Core and One Base”, enterprise resource optimization and development plan in the Shanghai region. The Company also takes advantage of the new development model of integrated refinery and petrochemical capacity with the concept of molecular refining and petrochemicals, and further advances the integration of industry and city as well as regional integration, while selectively developing the downstream petrochemical product chain with cost and logistics advantages as well as market support. On this basis, the Company is to build an industrial base that features green energy, fine petrochemical, and high-end materials that come with world-scale and first-class competitiveness on the northern shore of Hangzhou Bay, forming an unparalleled industrial complex with a stable profit model.

3.	Business plans

In 2021, the Group will continue to adhere to the market-oriented, efficiency-centred strategy, and to consolidate the foundation of environmental protection, continue to optimize production and operation, improve corporate governance efficiency with a focus on building talent teams, to achieve high-quality development of the Company and strive to create better economic benefits.

In 2021, the Company is looking to process a total of 14.20 million tons of crude oil and produce a total of 8.69 million tons of refined oil, 0.75 million tons of ethylene, 0.49 million tons of paraxylene, 0.42 million tons of polyethylene, 0.43 million tons of polypropylene, 0.30 million tons of purified terephthalic acid, 0.25 million tons of ethylene glycol, 0.03 million tons of polyester fiber and 0.10 million tons of acrylic fiber.

In order to realize the operation goals of 2021, the Group will put its mind on the following tasks:

(1)	To center on green and clean energy for consolidating environmental protection

The Company vows to comprehensively promote the establishment of the HSSE management system and establish and improve the PDCA closed-loop management mechanism. Under the key theme of “identifying major risks, eliminating major hidden dangers, and preventing major accidents”, the Company seeks to strengthen risk management and control in key areas and key links, and continue to tighten contractor safety management and control. Furthermore, the Company shall keep on improving employees’ safety awareness and skills and promote the creation of a culture that values safety. The Company shall also emphasize implementing a green and clean strategy and strengthen carbon emission management to realize stable and standard-meeting emission of waste gas and wastewater to ensure that VOCs’ average concentration at the boundary was less than 100 micrograms/m3 and strengthen carbon emission management. The Company also seeks to make a good effort in the supply of anti-epidemic materials, in dealing with emergencies and the workforce’s stability to ensure the safety and physical and mental health of employees, and to strengthen employee safety education and comprehensively improve employee health management standards.

(2)	To focus on improving qualities and efficiencies the continuous optimization of production and operation

The Company vows to optimize its overall planning for operations shutdown and start-up and strengthen the plant’s management and control during the shutdown and start-up phase. The Company shall also improve its technical and economic indicators by improving safety management and its key control and maintenance plans. The Company shall also optimize its systems to further improve the accuracy and reliability of crude oil comparison and selection, production and operation, and product structure optimization. The Company shall also further expand varieties in crude oil procurement and enhance deployment flexibility and reduce crude oil procurement costs. Furthermore, the Company strives to accurately grasp market conditions and adjust marketing strategies and product structures to maximize benefits. The Company shall also emphasize flexibly adjusting the yield of refined oil products and diesel-gasoline ratio, raise the total volume of high-grade gasoline, and develop new channels for exporting gasoline and jet fuel. The Company shall also take advantage of market opportunities and devote efforts in developing new products and specialized materials. The Company shall optimize its public projects and promote the optimization of its storage and transportation logistics system, and optimization its oil refining business. As a significant step forward, the Company is to implement full process safety management while strengthening its process stability and equipment integrity management, and continuously upgrade the automation and intelligences of its equipments. The Company will exert strict control of “Three Smalls” and eliminate “Three Nons”. Special competitions on the reliability of production equipment will continue to take place, while the “The Day of Excellence” activities are continuing to mobilize employees to eliminate safety risks in time, avoid accidents, and strengthen the smooth separation of the equipment.

(3)	To advance reformations further and to raise efficiencies in corporate governance

With a good focus on its strategic planning, the Company seeks to explore its path in organizational reorganization along the business or industrial chain to establish an organizational system which is in line with the management scope. The Company shall also reorganize its organizations and streamline work processes as well as integrate positions, and focus on key tasks in the reform, such as the reformation of “three systems”, the reformation of its scientific research regime, and a sound market-oriented operating system. The Company shall continue to promote its process management to improve the efficiency of business collaboration between different departments. The Company shall also strengthen the management of investment enterprises, and incorporate wholly-owned and holding subsidiaries into the Company’s integrated management system. The Company shall also fully carry out benchmarking and upgrading, and strengthen cost target management across the whole staff body, while further tapping potentials and raise efficiency, with strict control on various expenses and expenditures. The Company also works to integrate business and finance, and transformation from accounting finance to management finance. The Company also implements transparent management, optimises business processes, improves management efficiency and quality, and makes good use of information technology to quickly and effectively convey the Company’s decisions and plans to, and deployment at, the bottom level. The Company is also establishing a back-check mechanism to ensure the all employees are clear about the goals and responsibilities and provided the motivation.

(4)	To focus on creativity-driven development so as to realize high-quality corporate development

In accordance with the “3060” national carbon emission requirement, the Company’s ultimate goal is to ensure “zero carbon emissions” and guarantee coordination of carbon reduction and transformation and development. The Company promoted the construction of large ton carbon fibre, hundred-ton high performance carbon fibre pilot plant project, 3rd circuit 220 kV power supply line project. We will speed up the construction of hydrogen energy demonstration projects and launch the thermoplastic elastomer project. The Company shall emphasis on tackling key core technologies such as carbon fiber, and increase investment in research and development, and improve the collaborative innovation mechanism. The Company shall also explore opportunities in differentiated high value-added products, and strive to build a new material industry cluster with the carbon fiber industry as the core and utilize polyester, polyolefin, elastomer, C5 downstream fine chemical new materials as the keys to seek breakthroughs and developments. The Company also vigorously promote the construction of a data governance system and the application of advanced control and optimization technologies, and deepen the application of intelligent security, with promoting the construction of an integrated platform for intelligent marketing, and accelerate the advancement of digital transformation.

(5)	Focus on team building and cementing solid foundation for development

The Company shall further empower the Company through recruiting talents and improve the recruitment of fresh graduates. The Company is devising a five-year training programme for new college graduates and building a talent team with engineering thinking. The Company shall also clarify its employment orientation and evaluate officers and talents’ selection and appointment mechanism. The Company continues to explore channels to select and appoint officers by introducing mature talents and the selection and appointment of professional managers to nuture more young officers. The Company is also looking to uphold the pioneering spirit of the base-level and the public and improve staff medical services and improve medical protection standards to raise its staff’s happiness index while further enhancing the cohesion of the staff team.

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s revenue is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have a negative impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(3)	Modest capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s capital expenditures are estimated to amount to approximately RMB3,250 million in 2021, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund-raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have a negative impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently, the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the PRC government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against foreign currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. Most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business affairs and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

5.8	Non-fundraising projects

In 2020, the capital expenditures of the Group amounted to RMB2,107.0 million, representing an increase of 15.77% as compared with RMB1,820.0 million in 2019. Major projects include the following:

Major Project	Total amount of project investment RMB’ 00,000,000	Amount of project investment during the Reporting Period RMB’ 00,000,000	Project progress as at 31 December 2020
Equity acquisition of Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd.	3.40	3.40	Capital contribution fully completed
Sinopec Shanghai raw silks (24,000 ton/year) and 48K large-tow carbon fiber (12,000 ton/year) project	34.90	2.80	Under construction
Oil cleaning project 400,000 tons/year clean gasoline components units	7.82	2.60	Put into operation
Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons	8.48	0.57	Under construction
Security risk rectification project of the central control room of the olefin section	1.00	0.50	Under construction
Jinyang spinning process optimization project	0.54	0.39	Under construction
Equity Investment in Pinghu China Aviation Oil Port Co., Ltd.	0.28	0.28	Capital contribution fully completed

Note: In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the Company is RMB1.0530 billion.

The Group’s capital expenditures for 2021 are estimated at approximately RMB3,250.0 million.

5.9	Plan for profit distribution of ordinary shares or capital reserve capitalization

5.9.1	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and its appendices. The proposed amendments to the Articles of Association were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 207 of the Articles of Association:

1.

The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.

The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.

The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

4.

The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Board considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the Board shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

5.

The management of the Company shall formulate the annual profits distribution plan and submit such plan to the Board for consideration. Independent directors shall issue independent opinions on such plan and the Board shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the Board shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 215 of the Articles of Association.

5.9.2	Plan for profit distribution or capitalisation of capital reserves for the Reporting Period

In 2020, the net profit attributable to equity shareholders of the Company amounted to RMB628,110 thousand under CAS (net profit of RMB645,072 thousand under IFRS). In accordance with the 2020 Profit Distribution Plan approved by the Board on 24 March 2021, the Company proposed to distribute a Final Dividend of RMB0.10 per share (including tax) based on the total issued share as at dividend payout date. The 2020 Profit Distribution Plan will be implemented subject to approval at the AGM. The date and time of the AGM and the book closure arrangement will be announced later. The Notice of the AGM will be announced separately in accordance with the Articles of Association of the Company. The Notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Hong Kong Listing Rules.

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Tuesday, 20 July 2021 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 28 June 2021. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 23 June 2021 to Monday, 28 June 2021 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 22 June 2021.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

5.9.3	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

Unit: RMB’ 000

Year of dividend payment	Amount of bonus shares for every 10 shares (share)	Amount of dividend for every 10 shares (RMB) (including tax)	Amount of capitalization for every 10 shares (share)	Amount of cash dividend (including tax)	Net profit attributable to owners of the listed company in the consolidated statement for the year	Percentage of net profit attributable to owners of the listed company in the consolidated statement (%)
2020	0	1.0	0	1,082,381.35	628,110	172.32
2019	0	1.2	0	1,298,857.62	2,213,716	58.67
2018	0	2.5	0	2,705,953.38	5,277,186	51.28

5.10	The Company’s disclosure on the fulfillment of its corporate social responsibility

5.10.1	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2020 and the Company’s 2020 Environmental, Social and Governance Report, please refer to the “2020 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

5.10.2	Environmental protection situation of pollutant-discharging companies and their key subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation), the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T19001: 2008), environment (GB/T24001: 2004) and occupational health and safety (GB/T28001: 2011). On 16 September 2019, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved. In 2019, the Company was awarded the title “Sinopec Green Enterprise for 2019”. In 2020, the Company continued to maintain the title of “Green Enterprise”, and successfully completed 27 green base-level establishments.

In 2020, the Company continued to improve environmental protection system management, and strived to build a green enterprise. By actively fulfilling the main responsibility of environmental protection, the Company comprehensively promoted the green development of the industry, resolutely fought against pollution and won the battle of defending the blue sky, as well as conscientiously implemented the requirements of “the Seventh Environmental

Protection Three-Year Action Plan”, “Shanghai Clean Air Action Plan (2018-2022)” and “Jinshan District Environmental Comprehensive Remediation Action Plan”. The Company also worked to promote the verification of green enterprise and the establishment of green base-level establishments, and continuously enhance the level of intrinsic environmental protection, to create a “domestically-leading and world-class” refining and chemical company with good performance in HSSE.

In 2020, the Company actively organized and implemented the environmental protection potential hazard management projects. Emission volume of sulfur dioxide, nitrogen oxides and VOCs decreased by 4.74%, 3.37% and 7.50%, respectively compared to last year.

In 2020, both the compliance rate on waste water and waste gas emission were 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company continuously implemented LDAR work and achieved continuous emission reduction of VOCs, meeting the emission reduction standard set by the Shanghai Environmental Protection Bureau. In 2020, the Company had inspected a total of 2,710,891 points/times for the sealing points in production equipment, and the number of leaking points detected was 7,455, of which 6,908 points were repaired, achieving a repair rate of 92.66%.

In 2020, the Company paid RMB15.1979 million of environmental tax to the Tax Bureau of Jinshan District.

In 2020, the Company received 1 administrative penalty decision (which happened in 2019) issued by the Shanghai Municipal Bureau of Ecology and Environment, involving a fine of RMB0.40 million. The main reason for the penalty was that the monitored emissions of on-site organized exhaust outlets exceeded the limit.

No.	Event	Rectification
1	On 24 December 2019, the monitored emissions of the polymerization waste gas collection tower outlet of Acrylic Fiber south unit exceeded standard

(1)   Accelerated the implementation and operation of the “Shanghai Petrochemical Acrylic Department VOC Governance Project”.

(2)   Replaced the A1 isolation valve at both systems with new valves and installed blind plates at the valves to ensure that the exhaust gas in the production system would no longer leak to the cleaning system.

(3)   Passed after self-test, third-party inspection and re-testing by the team leader after rectification.

5.10.3	Environmental Impact Assessment and Other Environmental Protection Administrative Licensing of Construction Projects

According to relevant requirements of national and local governments such as “Classification Management List for Construction Project Environmental Impact Assessment” and “ ‘Classification Administrative Catalogue for Construction Project Environmental Impact Assessment’ Shanghai Municipality Detailed Implementation Regulations(2018)”, the Company implemented classification management, by combining the impact of the construction project on the environment, and the environmental impact assessment of the Company’s construction projects. The Company also strictly verified the implementation of environmental protection measures during different stages such as feasibility study, design, construction and confirmation of trial production conditions etc. In 2020, three projects being the “Storage and Transportation Department T-135, 136 Tank Intrinsic Safety and Environmental Protection Hazard Control” project, the “Storage and Transportation Department T-121~124 Tank Intrinsic Safety and Environmental Protection Hazard Control” project, and the “Sinopec Shanghai Petrochemical Co., Ltd. 24,000 tons/year raw yarn, and 12,000 tons/year 48k large tow carbon fiber production” project received EIA approval. Three projects, being the Company’s environmental hazard rectification project of warehouse for storing spent catalysts, the modification project of warehouse for temporary storage of hazardous waste, the project of technical transformation of the factory infrastructure for the upgrading of marine fuel oil in the Storage and Transportation Department, had finalized completion acceptance and information publication.

Due to reasons such as the start-up of the refining alkylation production unit and others, in June 2020, the Company started to convert sewage discharge licenses. After data research and on-site verification, the application for converting sewage discharge permit licenses was approved by the Shanghai Municipal Bureau of Ecology and Environment on 31 July 2017. According to the requirements of the “Management Measures for Sewage Discharge License (Trial)”, the Company completed the renewal of the Company’s sewage discharge licenses at the end of December 2020. The validity period of the new sewage discharge licenses is from 1 January 2021 to 31 December 2025.

5.10.4	Emergency environmental incidents response project

According to the three-year validity required by the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Sinopec”, the Company completed the revision of the “Comprehensive Emergency Response Plan for Environmental Emergencies” and filed a report to the Shanghai Municipal Bureau of Ecology and Environment in December 2019. The revision and publication of the “Regulations on Risk Management for Environmental Emergencies” was completed in 2020.

The Company continued to carry out assessment of major environmental risks. In 2020, in accordance with the requirements of the Group’s “Notice on Printing and Distributing the Sinopec Environmental Risk Assessment Guide”, the Company carried out environmental risks identification and assessment. A total of 113 environmental risk sources were assessed by the end of 2020, of which none was a level I environmental risk source, 33 were level II environmental risk sources (15 in the equipment, 17 in the tank area and 1 in the wharf), and 80 were level III environmental sources (59 in the equipment, 16 in the tank area, 4 in the land pipelines and 1 in the wharf). At present, all environmental risk sources are structured as per “One Case for One Source”, to be respectively assigned to the responsible departments (persons) and control measures are to be incorporated for daily management.

The Company carried out regular environmental protection emergency drills. On 29 June 2020, The Company carried out “Emergency drill on dealing with leakage of valve flange of tank car body connection occurred during the loading process of the LPG tank car in the LPG filling station of the third storage and transportation workshop”; on 1 December 2020, the Company carried out “T-03 tank emergency drill of Shanghai Petrochemical Baishawan Branch” to further enhance the capability of emergency response through drills. Through these drills, the staff’s ability to correctly handle the abnormal situation in tank areas and long-distance pipeline in the field was improved. In addition, the drills examined the ability of Sinopec Shanghai and relevant units such as the local fire brigade to handle emergencies and communicate, verified the practicability and operability of emergency plans, improved the decision-making and execution ability of relevant personnel in dealing with emergencies quickly, improved the emergency disposal of environmental pollution and timeliness of environmental monitoring response, and further strengthened the emergency linkage with local governments.

5.10.5	Environmental self-monitoring programme

In accordance with the requirements of “Self-monitoring Scheme for Pollutant Discharge Permits”, “Sinopec Regulations on Environmental Monitoring Management” and “Shanghai Petrochemical Regulations on Environmental Monitoring Management” issued by Shanghai Petrochemical, the annual environmental monitoring plan and emission implementation standards of Shanghai Petrochemical were compiled and issued in early 2019. The monitoring content includes: Water Quality (rainwater) monitoring plan, atmospheric monitoring plan (atmosphere PM10, fugitive emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, groundwater monitoring plan, etc. covering 7 parts of the Company’s wastewater. Monitoring of pollution sources such as sewage, rainwater, waste gas, noise, and radioactivity, and monitoring of environmental qualities such as the atmosphere and groundwater, and daily environmental monitoring, according to the monitoring plan. In 2020, 16,906 sets of water quality monitoring data, 11,280 sets of air and waste gas monitoring data and 320 sets of noise monitoring data were completed. At the same time, the Group timely organized personnel to update the monitoring plan once the Pollutant Discharge Permit and environmental protection standards were revised and updated, so as to ensure transparency of the environmental monitoring data and government departmental information as well as consistency between environmental protection tax reporting requirements, thereby providing data support for the Company’s various pollution indices to meet the emission standards.

6	MAJOR EVENTS AND OTHERS

6.1	Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company on 23 October 2019, Sinopec Corp., and the de facto controller, Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller, Sinopec Group, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The “Mutual Product Supply and Sales Services Framework Agreement” and “Comprehensive Services Framework Agreement” shall be valid for three years until 31 December 2022.

The transactions under the above-mentioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing related party transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing related party transactions, same below) under the agreements in an announcement dated 23 October 2019 and a circular dated 13 November 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on 10 December 2019.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the annual caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2019.

The table below sets out the transaction amounts of the Company’s continuing connected transactions with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’ 000
Type of connected transaction	Connected person	Annual cap for 2020	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	78,453,000	40,644,615	40.89%
Sales of petroleum products and petrochemicals	Sinopec Corp. and its associates	70,113,000	48,076,872	64.36%
Property leasing	Sinopec Corp. and its associates	37,000	32,829	40.23%
Agency sales of petrochemical products	Sinopec Corp. and its associates	166,000	104,598	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	684,000	233,591	26.36%
Petrochemical industry insurance services	Sinopec Group and its associates	120,000	107,495	100.00%
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	2,088	0.48%

During the 19th meeting of the ninth Session of the Board of Directors of the Company on 27 December 2019, the Company approved the oil tanks lease agreement entered into on 31 December 2019 between the Company and the Sinopec Petroleum Storage and Reserve Limited (“Sinopec Reserve”) which is a wholly owned subsidiary of the Sinopec Group (the de facto controller of the Company), and the Baishawan subsidiary of Sinopec Reserve (“Baishawan Branch”). Pursuant to the agreement, Baishawan branch is to provide the storage service for the Company for one year, with the leasing period from 1 January 2020 to 31 December 2020, at an annual storage fee of a maximum of RMB114.0 million (including VAT). Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 27 December 2019, as well as on the Shanghai Securities News and the China Securities Journal on 28 December 2019. During the Reporting Period, the Company incurred a related service fees in the amount of RMB109 million (including VAT).

As the above oil tanks lease agreement services agreement expired on 31 December 2020, the Company entered into an oil tanks lease agreement with the Sinopec Reserve and the Baishawan Subsidiary on 31 December 2020, pursuant to which the Baishawan Branch provides storage services to the Company for a term of three years commencing from 1 January 2021 to 31 December 2023. The annual aggregate amount payable by the Company to the Baishawan Branch in 2021, 2022 and 2023 shall not exceed RMB114.0 million (VAT inclusive). The oil tanks lease agreement was considered and approved at the fourth meeting of the tenth Session of the Board of Directors held on 8 December 2020. The relevant announcement was published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, respectively, on 8 December 2020 and 11 December 2020, and was published on the Shanghai Securities News and the China Securities Journal on 9 December 2020.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 28 December 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the technical service agreement, the Company appointed PCITC to implement the design, construction, operation and maintenance of smart plant project for a total amount of RMB30,580,000 (inclusive of tax). The term of the technical service agreement starts from the date of signing by both parties, and the project was inspection and acceptance in November 2020. Related announcements were published on the official websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 28 to the financial statements prepared under IFRS in the 2020 annual report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

6.2	Compliance of code of corporate governance practices

The Company applied all applicable code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

The Directors are of the opinion that, during the Reporting Period, the Company complied with all applicable code provisions set out in the Corporate Governance Code.

The Directors are of the opinion that, during the Reporting Period, the Company complied with all applicable code provisions set out in the “Environment, Social and Governance Reporting Guide” contained in Appendix 27 to the Hong Kong Listing Rules. Please refer to the “2020 Corporate Social Responsibility Report” of the Company for more details.

6.3	Compliance of Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules (the “Model Code for Securities Transactions”) to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished inside information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

6.4	Purchase, sale and redemption of the Company’s listed securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

6.5	Audit Committee

The audit committee of the Company has reviewed with the management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, risk management, internal control and financial reporting, and reviewed the financial statements of the Company for the year ended 31 December 2020.

7	Financial Statements

7.1	Financial statements prepared under CAS

Consolidated balance sheet

As at 31 December 2020

	31 Dec 2020	31 Dec 2019
	RMB’000	RMB’000
Assets
Current assets
Cash at bank and on hand	7,920,852	8,958,538
Trading financial assets	—	3,318,407
Derivative financial assets	—	263
Accounts receivables	1,145,504	1,639,916
Financial assets at fair value through other comprehensive income	1,217,114	1,540,921
Advances to suppliers	33,741	56,602
Other receivables	41,299	28,111
Inventories	3,888,746	6,754,434
Other current assets	3,057,587	11,971

Total current assets	17,304,843	22,309,163

Non-current assets
Long-term equity investments	5,497,834	5,328,758
Other equity instrument	5,000	5,000
Investment properties	367,586	367,468
Fixed assets	11,733,065	11,322,850
Construction in progress	1,710,124	1,815,549
Right-of-use assets	12,993	23,648
Intangible assets	412,576	337,846
Long-term prepaid expenses	410,191	463,780
Deferred tax assets	252,121	150,832
Other noncurrent assets	7,042,840	3,511,234

Total non-current assets	27,444,330	23,326,965

Total assets	44,749,173	45,636,128

Consolidated Balance Sheet (Continued)

As at 31 December 2020

	31 Dec 2020	31 Dec 2019
	RMB’ 000	RMB’ 000
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	1,548,000	1,547,600
Derivative financial liabilities	—	799
Notes payables	139,360	733,900
Accounts payables	4,671,635	7,664,296
Contract liabilities	496,521	660,783
Employee benefits payable	244,506	189,547
Taxes payable	3,385,910	3,803,287
Other payables	1,664,812	867,967
Non-current liabilities that mature within one year	9,352	11,450
Other current liabilities	3,072,150	—

Total current liabilities	15,232,246	15,479,629

Non-current liabilities
Lease liabilities	3,119	10,593
Deferred income	123,433	130,005
Deferred tax liabilities	35,357	—

Total non-current liabilities	161,909	140,598

Total liabilities	15,394,155	15,620,227

Equity
Share capital	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	6,326	17,838
Specific reserve	145,597	57,137
Surplus reserve	6,474,103	6,437,010
Undistributed profits	11,157,866	11,939,215

Total shareholders’ equity attributable to parent company	29,218,033	29,885,341

Non-controlling interests	136,985	130,560

Total equity	29,355,018	30,015,901

Total liabilities and shareholders’ equity	44,749,173	45,636,128

These financial statements have been approved by the Board on 24 March 2021.

Consolidated Income Statement

For the year ended 31 December 2020

	Year ended 31 December
	2020	2019
	RMB’ 000	RMB’ 000
Items
1.Revenue	74,705,183	100,346,048
Less: Cost of sales	59,089,119	83,781,040
Taxes and surcharges	13,062,710	12,213,927
Selling expenses	479,260	532,455
General expenses	2,459,328	2,500,287
R&D expenses	110,625	92,964
Financial income – net	(337,459)	(348,181)
Including: Interest expenses	93,440	53,784
Interest income	(431,228)	(398,176)
Add: Other income	60,859	63,826
Investment income	837,005	953,661
Including: Share of profits of associates and joint ventures	714,740	962,593
(Loss)/profit arising from changes in fair value	(17,871)	1,597
Credit impairment losses	120,916	59
Asset impairment losses	(308,458)	(70,664)
Gains on disposal of assets	102,609	176,324

2.Operating profit	636,660	2,698,359

Add:Non-operating income	16,209	20,507
Less:Non-operating expenses	79,053	64,750
3.Total profit	573,816	2,654,116

Less:Income tax (benefit)/expense	(65,620)	428,963
4.Net profit	639,436	2,225,153

Attributable to shareholders of the Company	628,110	2,213,716
Non-controlling interests	11,326	11,437
Profit from continuing operations	639,436	2,225,153
Profit from discontinued operations	—	—

5.Other comprehensive (loss)/income	(11,512)	7,449

6.Total comprehensive income	627,924	2,232,602

Attributable to shareholders of the Company	616,598	2,221,165
Non-controlling interests	11,326	11,437

7.Earnings per share
Basic earnings per share (RMB Yuan)	0.058	0.205

Diluted earnings per share (RMB Yuan)	0.058	0.205

These financial statements have been approved by the Board on 24 March 2021.

7.2	Financial statements prepared under IFRS

Consolidated Income Statement

For the year ended 31 December 2020

	Year ended 31 December
	2020	2019
	RMB’ 000	RMB’ 000
Revenue	74,623,575	100,269,667
Taxes and surcharges	(13,062,710)	(12,213,927)

Net Sales	61,560,865	88,055,740
Cost of sales	(61,901,114)	(86,467,995)

Gross (loss)/profit	(340,249)	1,587,745

Selling and administrative expenses	(486,323)	(549,885)
Net reversal of impairment losses on financial assets	120,916	59
Other operating income	148,676	150,714
Other operating expenses	(24,686)	(21,925)
Other gains–net	115,430	153,864

Operating (loss)/profit	(466,236)	1,320,572

Finance income	431,228	416,747
Finance expenses	(98,954)	(53,784)

Financial income-net	332,274	362,963

Share of net profit of associates and joint ventures accounted for using the equity method	724,740	972,593

Profit before income tax	590,778	2,656,128
Income tax benefit/(expense)	65,620	(428,963)

Profit for the year	656,398	2,227,165

Profit attributable to:
–Owners of the Company	645,072	2,215,728
–Non-controlling interests	11,326	11,437

	656,398	2,227,165

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	RMB 0.060	RMB 0.205

Diluted earnings per share	RMB 0.060	RMB 0.205

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2020

	Year ended 31 December
	2020	2019
	RMB’000	RMB’000
Profit for the year	656,398	2,227,165
Other comprehensive income
Items that may be reclassified to profit or loss
Share of other comprehensive (loss)/income of associates and joint ventures accounted for using the equity method	(11,512)	7,449
Other comprehensive (loss)/income for the year, net of tax	(11,512)	7,449

Total comprehensive income for the year	644,886	2,234,614

Attributable to:
– Owners of the Company	633,560	2,223,177
– Non-controlling interests	11,326	11,437

Total comprehensive income for the year	644,886	2,234,614

Consolidated Balance Sheet

As at 31 December 2020

	As at 31 December
	2020	2019
	RMB’ 000	RMB’ 000
Asset
Non-current assets
Property, plant and equipment	11,713,022	11,300,797
Right-of-use assets	410,801	343,860
Investment properties	367,586	367,468
Construction in progress	1,710,124	1,815,549
Investments accounted for using the equity method	5,387,834	5,208,758
Deferred tax assets	252,121	150,832
Financial assets at fair value through other comprehensive income	5,000	5,000
Time deposits with banks	7,042,840	3,511,234
Other non-current assets	424,959	481,414

	27,314,287	23,184,912

Current assets
Inventories	3,888,746	6,754,434
Financial assets at fair value through other comprehensive income	1,207,114	1,540,921
Financial assets at fair value through profit or loss	—	3,318,407
Derivative financial assets	—	263
Trade receivables	113,163	120,739
Other receivables	18,101	26,101
Prepayments	19,552	23,767
Amounts due from related parties	1,092,316	1,565,993
Cash and cash equivalents	6,916,408	7,449,699
Time deposits with banks	4,049,443	1,508,839

	17,304,843	22,309,163

Total assets	44,619,130	45,494,075

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,823,814
Reserves	18,374,176	19,039,474

	29,197,990	29,863,288
Non-controlling interests	136,985	130,560

Total equity	29,334,975	29,993,848

Consolidated Balance Sheet (Continued)

As at 31 December 2020

	As at 31 December
	2020	2019
	RMB’ 000	RMB’ 000
Liabilities
Non-current liabilities
Lease liabilities	3,119	10,593
Deferred tax liabilities	35,357	—
Deferred income	13,433	10,005

	51,909	20,598

Current liabilities
Borrowings	1,548,000	1,547,600
Short—term bonds	3,017,811	—
Lease liabilities	9,352	11,450
Derivative financial liabilities	—	799
Contract liabilities	495,404	655,117
Trade and other payables	2,820,083	3,563,435
Amounts due to related parties	3,656,841	5,708,394
Current tax liabilities	3,420,824	3,577,018
Staff salaries and welfares payable	244,506	189,547
Income tax payable	19,425	226,269

	15,232,246	15,479,629

Total liabilities	15,284,155	15,500,227

Total equity and liabilities	44,619,130	45,494,075

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

1	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2020:

•	Definition of Material – Amendments to IAS 1 and IAS 8

•	Definition of a Business – Amendments to IFRS 3

•	Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7

•	Revised Conceptual Framework for Financial Reporting

•	Covid-19-related Rent Concessions – Amendments to IFRS 16

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b) New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the Group:

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2023;

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1, effective for the accounting period beginning on or after 1 January 2023;

•	Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, effective for the accounting period beginning on or after 1 January 2022;

•	Reference to the Conceptual Framework – Amendments to IFRS 3, effective for the accounting period beginning on or after 1 January 2022;

•	Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, effective for the accounting period beginning on or after 1 January 2022;

•	Annual Improvements to IFRS Standards 2018 – 2020 Cycle, effective for the accounting period beginning on or after 1 January 2022;

•	Interest rate benchmark (IBOR) reform – phase 2, effective for the accounting period beginning on or after 1 January 2021, and

•	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28, effective date has not been finalized.

These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

2	FINANCE INCOME AND EXPENSES

	2020 RMB’000	2019 RMB’000
Net foreign exchange gains	—	18,571
Interest income	431,228	398,176

Finance income	431,228	416,747

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(101,732)	(59,378)
Less: amounts capitalized on qualifying assets	8,292	5,594

Net interest expenses	(93,440)	(53,784)
Net foreign exchange losses	(5,514)	—

Finance expenses	(98,954)	(53,784)

Finance income—net	332,274	362,963

3	EXPENSE BY NATURE

	2020 RMB’000	2019 RMB’000
Cost of raw material	42,082,307	57,101,961
Cost of trading products	11,467,420	21,566,364
Employee benefit expenses	3,143,219	3,147,372
Depreciation and amortization	1,794,486	1,736,790
Repairs and maintenance expenses	1,060,624	1,089,829
Change of goods in process and finished goods	862,652	446,779
Transportation costs	274,002	297,416
Inventory write-down	220,888	70,178
External processing fee	215,467	215,288
Sales commissions	104,598	125,641
Impairment loss	87,570	486
Depreciation charge of right-of-use assets	32,653	101,998
Auditors’ remuneration—audit services	7,800	7,800
Leasing expenses	3,731	2,961
Other expenses	1,030,020	1,107,017

Total cost of sales, selling and administrative expenses	62,387,437	87,017,880

4	INCOME TAX

	2020 RMB’ 000	2019 RMB’ 000
- Current income tax	(37,027)	(460,720)
- Deferred taxation	102,647	31,757

Income tax benefit/(expense)	65,620	(428,963)

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2020 RMB’ 000	2019 RMB’ 000
Profit before income tax	590,778	2,656,128

Expected PRC income tax at the statutory tax rate of 25%	(147,695)	(664,032)
Tax effect of share of profit of investments accounted for using the equity method	178,685	239,562
Tax effect of other non-taxable income	54,379	7,459
Tax deductions for R&D expenses	11,863	7,500
Tax effect of non-deductible loss, expenses and costs	(51,543)	(42,906)
True up for final settlement of enterprise income taxes in respect of previous years	9,188	2,618
Tax losses for which no deferred income tax asset was recognized	(2,821)	(9,578)
Utilization of previously unrecognized tax losses	13,564	30,414

Actual income tax benefit/(expense)	65,620	(428,963)

The provision for PRC income tax is calculated at the rate of 25% (2019: 25%) on the estimated taxable income of the year ended 31 December 2020 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5	EARNINGS PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2020 RMB’000	2019 RMB’000
Net profit attributable to owners of the Company	645,072	2,215,728
Weighted average number of ordinary shares in issue (thousand of shares)	10,823,814	10,823,814

Basic earnings per share (RMB per share)	RMB 0.060	RMB 0.205

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

6	LEASES

(a)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	As at 31 December
	2020 RMB’000	2019 RMB’000
Right-of-use assets
Land use rights	397,808	320,212
Buildings	11,221	22,205
Equipment	879	168
Others	893	1,275

	410,801	343,860

Lease liabilities
Current	9,352	11,450
Non-current	3,119	10,593

	12,471	22,043

For the year ended 31 December 2020, additions to the right-of-use assets were RMB 109,238 thousands (2019: RMB 33,980 thousands), including RMB 102,283 thousands generated by the acquisition of a subsidiary.

(b)	Amounts recognized in the income statement

The income statement shows the following amounts relating to leases:

	2020 RMB’000	2019 RMB’000
Depreciation charge of right-of-use assets
Land use rights	(15,965)	(14,814)
Buildings	(15,481)	(12,541)
Equipment	(449)	(74,025)
Others	(758)	(618)

	(32,653)	(101,998)

Interest expense (included in finance cost)	(887)	(2,570)
Expense relating to short-term leases (included in Cost of sales)	(3,731)	(2,961)

The total cash outflow for leases in 2020 was RMB 20,204 thousands (2019: RMB 94,441 thousands).

7	DIVIDENDS

An annual dividend in respect of the year ended 31 December 2020 of RMB 0.1 per share, amounting to a total dividend of RMB 1,082,381 thousands, was approved by the Board of Directors on 24 March 2021. This financial statement has not reflected such dividend payable.

8	TRADE AND OTHER RECEIVABLES

	As at 31 December
	2020 RMB’000	2019 RMB’000
Trade receivables	113,797	120,739
Less: impairment provision	(634)	—

	113,163	120,739

Amounts due from related parties excluded prepayments	1,065,539	1,521,187

	1,178,702	1,641,926

Other receivables	18,240	26,240
Less: impairment provision	(139)	(139)

	18,101	26,101

	1,196,803	1,668,027

For the year ended 31 December 2020, certain associates and joint ventures of the Group declared dividends with total amount of RMB 561,755 thousands to the Group (2019: RMB 594,868 thousands). As at 31 December 2020 and 31 December 2019, all these declared dividends had been received by the Group.

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2020	2019
	RMB’000	RMB’000
Within 1 year	1,177,222	1,641,926
1-2 year	1,480	—

	1,178,702	1,641,926

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2020	2019
	RMB’000	RMB’000
As at 1 January	139	198
Reversal of previous impairment losses	—	(59)
Provision for loss allowance recognized in profit or loss	634	—

As at 31 December	773	139

For the year ended 31 December 2020, the Group recovered previously written off receivables amounted to RMB 121,550 thousands due to the liquidation of Zhejiang Jin Yong Acrylic Fiber Company Limited, a former subsidiary of the Group (2019: Nil).

As at 31 December 2020 and 31 December 2019, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9	BORROWINGS

	As at 31 December
	2020	2019
	RMB’000	RMB’000
Credit loans due within one year
- Short term bank loans	1,548,000	1,547,600

The weighted average interest rate for the Group’s borrowings was 2.79% for the year ended 31 December 2020 (2019: 3.35%).

As at 31 December 2020, no borrowings were secured by property, plant and equipment (31 December 2019: Nil).

10	TRADE AND OTHER PAYABLES

	As at 31 December
	2020	2019
	RMB’000	RMB’000
Trade payables	1,294,138	2,142,402
Bills payables	26,196	673,900
Amounts due to related parties excluded contract liabilities	3,655,724	5,708,394

	4,976,058	8,524,696

Interest payable	1,246	1,686
Dividends payable	29,522	29,144
Construction payable	299,205	277,184
Other liabilities	1,169,776	439,119

	1,499,749	747,133

	6,475,807	9,271,829

As at 31 December 2020 and 31 December 2019, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2020 and 31 December 2019, the ageing analysis of the trade payables (including bills payables and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2020	2019
	RMB’000	RMB’000
Within one year	4,973,711	8,509,327
Between one and two years	1,973	11,209
Over two years	374	4,160

	4,976,058	8,524,696

11	SEGMENT INFORMATION

2020	Synthetic fibers RMB’ 000	Resins and plastics RMB’ 000	Intermediate petrochemical products RMB’ 000	Petroleum products RMB’ 000	Trading of petrochemical products RMB’ 000	Other segments RMB’ 000	Total RMB’ 000
Total segment revenue	1,480,576	9,576,944	19,777,574	49,711,547	12,023,744	1,583,236	94,153,621
Inter — segment revenue	—	(101,057)	(11,526,322)	(6,631,343)	(438,634)	(832,690)	(19,530,046)

Revenue from external customers	1,480,576	9,475,887	8,251,252	43,080,204	11,585,110	750,546	74,623,575

Timing of revenue recognition
At a point in time	1,480,576	9,475,887	8,251,252	43,080,204	11,583,709	750,546	74,622,174
Over time	—	—	—	—	1,401	—	1,401

	1,480,576	9,475,887	8,251,252	43,080,204	11,585,110	750,546	74,623,575

Total gross (loss)/profit	(338,633)	1,435,079	724,152	(2,232,013)	88,004	(16,838)	(340,249)

2019	Synthetic fibers	Resins and plastics	Intermediate petrochemical productss	Petroleum products	Trading of petrochemical products	Other segments	Total
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Total segment revenue	2,200,229	10,304,812	24,698,643	66,754,731	21,881,214	1,502,840	127,342,469
Inter—segment revenue	—	(141,101)	(14,187,500)	(11,868,026)	(175,200)	(700,975)	(27,072,802)

Revenue from external customers	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Timing of revenue recognition
At a point in time	2,200,229	10,163,711	10,511,143	54,886,705	21,695,864	801,865	100,259,517
Over time	—	—	—	—	10,150	—	10,150

	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Total gross (loss)/profit	(501,062)	542,015	649,435	750,850	121,193	25,314	1,587,745

	2020	2019
	RMB’000	RMB’000
Segment result—(loss)/profit from operations
Petroleum products	(2,198,705)	705,469
Resins and plastics	1,262,029	401,454
Intermediate petrochemicals	581,597	413,914
Trading of petrochemical products	42,039	53,214
Synthetic fibers	(364,211)	(540,280)
Others	211,015	286,801

(Loss)/profit from operations	(466,236)	1,320,572

Finance income – net	332,274	362,963
Share of profit of investments accounted for using the equity method	724,740	972,593

Profit before income tax	590,778	2,656,128

12	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Hong Kong Stock Exchange. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which are audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit		Net assets
	2020	2019	31 December 2020	31 December 2019
Under CAS	639,436	2,225,153	29,355,018	30,015,901
Adjustments under IFRS
Government grants (a)	2,010	2,010	(20,043)	(22,053)
Safety production Costs (b)	88,460	2	—	—
Others	(73,508)	—	—	—

Under IFRS	656,398	2,227,165	29,334,975	29,993,848

Notes in relation to the reconciliation items:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 24 March 2021

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code:00338)

PROPOSED CHANGE OF AUDITORS

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

PROPOSED CHANGE OF AUDITORS

According to the relevant regulations of the Ministry of Finance and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China, an accounting firm is subject to a prescribed restriction on the term of continuous financial audit of a state-owned enterprise and its subsidiaries. Due to the above restriction, PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP will retire as the international and domestic auditors of the Company with effect from the conclusion of the annual general meeting of the Company (the “Annual General Meeting”), and will not be re-appointed.

On the recommendation of the audit committee of the Company (the “Audit Committee”), the Board proposed to appoint KPMG and KPMG Huazhen LLP as the international and domestic auditors of the Company following the retirement of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, which is subject to the approval of the shareholders of the Company at the Annual General Meeting.

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP have confirmed that there are no matters that need to be brought to the attention of the shareholders of the Company. The Board and the Audit Committee further confirmed that there were no disagreements between the Company and PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, and there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with the proposed change of auditors.

The Board would like to express its appreciation for the services of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP provided to the Company in the past years.

GENERAL

A circular containing, among other matters, the proposed change of auditors and a notice of the Annual General Meeting together with the related proxy form will be despatched to the shareholders of the Company as soon as practicable.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 25 March 2021